FORM 1-K

ANNUAL REPORT

For the Period ended December 31, 2023

For

Starpax Biopharma Inc.

A Canadian Corporation

Commission File Number: 024-12149

CONTACT INFORMATION :

Starpax Biopharma Inc.

6615 Abrams Street

Montreal, H4S1V9

Phone: (514) 427-3004

Item 1. Business

Unless otherwise stated, all amounts in this Form 1-K are in United States Dollars.

Company History

Starpax Biopharma Inc. (“Starpax” or the “Company”) was incorporated under the laws of Québec, Canada on December 19, 2017, under the name Starpax Medical Inc, with one Class A Share issued and outstanding. On June 9, 2022, the Company changed its name to Starpax Biopharma Inc.

In 2016, Michael Gareau was introduced to the concept of a revolutionary technology, virtual monopole magnetic fields vectors. This technology had been in development for 17 years, involving approximately 180 professionals, multiple medical research university institutions, and the Department of Computer and Software Engineering within the Polytechnique Montréal University. In 2017, after in-depth analysis and due diligence, Mr. Gareau decided to acquire, through a Canada-based private equity limited partnership owned almost exclusively by the MG Trust, Medpax Consortium S.E.C. (which changed its name to Ipax 2 llp on September 27, 2021), the exclusive and perpetual licenses of the Technology encompassing two family patents covering virtual monopole magnetic fields vectors. The licenses were assigned by Polyvalor llp (“Polyvalor”) (the investment arm of Polytechnique Montréal University) to Ipax 2 llp. Assignment of these licenses was made in exchange for partnership units in Ipax 2 llp. After this assignment transaction, Polyvalor llp became a unitholder in Ipax 2 llp with 1,500,000 partnership units out of 15,100,000 partnership units issued by Ipax 2 llp.

In March 2018, Ipax 2 llp transferred, free of any royalties or debts, all its intellectual property covering the Technology and the patent license rights covering virtual monopole magnetic fields vectors to Starpax in exchange of 75,499,995 Class B Common Shares of Starpax. This intellectual property included ownership of the two patents, know-how, data, analyses, and other relevant intangible assets. Concurrent with this transfer, Polyvalor llp, through a series of transactions, converted its partnership units in Ipax 2 llp to 7,500,000 Class A Common Shares in Starpax, which issuance of Class A Common shares triggered as part of the Anti-dilution provision of the Unanimous Shareholders’ Agreement, the repurchase and cancellation of 7,500,000 Class B Common Shares held by Ipax 2 llp at a price of $0.02 CAD per share (approximately $0.014 USD). The final result was 67,999,995 Class B Common Shares in Starpax owned by Ipax 2 llp and 7,500,000 Class A Common Shares owned by Polyvalor llp, resulting in 75,499,995 total Class A and Class B Common Shares in Starpax issued as of March 2018, (including the five Class A share issued on the date of incorporation). This assignment by Ipax 2 llp to Starpax was free of any royalty or debt.

On January 19, 2023, the Company amended its Articles (i) converting all outstanding Class A Common Shares and Class B Common Shares into shares of a single class called common shares (“Common Shares”) and (ii) executing a 5:1 stock split, subdividing all its issued and outstanding Common Shares into five (5) such Common Shares. (See Exhibit 2). The preceding paragraph reflects the said 5:1 stock split.

Over the past five years, Starpax has collaborated with more than 300 professionals to transform the concept of virtual monopole magnetic vectors to a revolutionary multidisciplinary technology for the treatment of solid cancers for humans. Using the virtual monopole magnetic vectors concept as a base, the Company has developed several technologies including, but not limited to, the Starpax MagnetodronesTM and the PolarTrak®. During this time, the Company has expanded its patent portfolio from 2 to 43 issued and pending patents applications (19 issued patents and 24 pending applications) in various jurisdictions including the United States Patent and Trademark Office (“USPTO”) the European Patent Office (“EPO”) and “Canadian Intellectual Property Office (“CIPO”) and other filings. These patents include utility patents (including “method” or “process” patents and design patents).

As majority shareholder of Starpax, Ipax 2 llp does not have any shares other than Company Shares in its portfolio. Ipax 2 llp is solely dedicated to its single investment and does not intend to expand its own portfolio.

Summary of the Starpax Technology

ALL RESULTS, ASSERTIONS, DEDUCTIONS, TECHNICAL, AND/OR SCIENTIFIC OR MEDICAL FORWARD-LOOKING CLAIMS BY STARPAX IN THIS DOCUMENT ARE BASED EITHER ON INDEPENDENT 3RD PARTY PRECLINICAL WORK CONDUCTED AT REPUTABLE CANADIAN 1ST-TIER RESEARCH INSTITUTIONS, GLP CERTIFIED LABS, CLINICAL RESEARCH ORGANIZATION, PAPERS FROM THE SCIENTIFIC LITERATURE OR BY DESIGN INTENDED USE OF THE TECHNOLOGY ON HUMANS.

THE STARPAX TECHNOLOGY IS CURRENTLY AN INVESTIGATIONAL PRODUCT AND HAS NOT YET BEEN APPROVED FOR COMMERCIAL USE.

Starpax is a biopharmaceutical company that has conceived an unprecedented platform technology intended to treat cancer using its living self-propelled Starpax Magnetodrones that are sensitive to magnetic fields and transport anticancer drugs attached to their surface. The Magnetodrones are injected directly into the tumor. The trajectory of the Magnetodrones is controlled by the Starpax PolarTrak that generates precision 3D guidance monopole magnetic field vectors in order to keep them captive in a tumor and force them to spread and release the anticancer drug throughout the volume of the tumor without circulating in the blood system, avoiding side effects usually resulting from systemic cancer treatments.

The Company is comprised of 45 professionals as supported by an important independent team of medical and regulatory advisors and co-investigators specializing in oncology. Since its formation and acquisition of the foundational patents, the Company has utilized the services of more than 300 experts to research, develop, and produce the Starpax Technology.

The Starpax Technology consists of two major elements that cannot be dissociated. The first element consists of self-moving living Magnetodrones sensitive to very specific magnetic fields. The Magnetodrones are injected into the tumor. They swim by themselves and transport the therapeutic anti-cancer agent on their surface without circulating into the blood system. The second element is a medical device, the Starpax PolarTrak in which the patient is placed, that generates specific monopole magnetic fields, intended to keep the Magnetodrones captive inside the tumor and force them to distribute in 3D throughout the volume of the tumor. By forcing the Magnetodrones to stay within the tumor, the therapeutic anti-cancer agent does not escape to the body and will be distributed to cancers cells in the tumor, including the cancer stem cells located in the hypoxic zones of the tumor. These Magnetodrones path(s) are influenced by two factors, (1) the monopole magnetic fields generated by the PolarTrak, and (2) their aerotactic ability to take refuge into the hypoxic zones due to the low level of oxygen which is the same as their culture medium.

The Starpax Magnetodrones consists of non-pathogenic magnetotactic, aerotactic proprietary, self- propelled Starpax Bn1-S living bacteria and proprietary Starpax liposomes attached by the Company to the bacterium’s surface and loaded with therapeutic anti-cancer agent. The Magnetodrones are injected into the tumor. The therapeutic anti-cancer agent that the Magnetodrones will transport is SN-38, the active metabolite of Irinotecan, a widely-used anti- cancer drug already approved by the FDA (or other regulatory authorities). The Company does not develop any therapeutic agent but intends to use multiple kinds of FDA-approved therapeutic agents.

For a more detailed description of SN-38, please see “SN-38, The Starpax Therapeutic Agent” below.

Starpax PolarTrak is a therapeutic medical device in which the patient is placed and aligned, and is a complex medical device conceived to generate unique monopole magnetic fields vectors into and around the tumor. The purpose of this alignment within the PolarTrak is to force the Magnetodrones injected into the tumor to spread in 3D throughout the volume of the tumor and keep them captive inside the tumor in order that they do not escape to the rest of the patient’s body. The Company expects to use the Proceeds of this Offering to conduct clinical trials for the Technology in human subjects for six Unmet Medical Needs (defined below) in the following types of cancer indication: (1) rectum non operable; (2) pancreas, (3) head & neck; (4) skin metastasis of breast recurrence; (5) vulva; (6) prostate. Other indications, such as cervical, bladder, liver, and kidney will be considered depending on the timing and availability of medical resources.

The Starpax Technology

ALL RESULTS, ASSERTIONS, DEDUCTIONS, TECHNICAL, AND/OR SCIENTIFIC OR MEDICAL FORWARD-LOOKING CLAIMS BY STARPAX IN THIS OFFERING CIRCULAR ARE BASED EITHER ON INDEPENDENT 3RD PARTY PRECLINICAL WORK CONDUCTED AT REPUTABLE CANADIAN 1ST-TIER RESEARCH INSTITUTIONS, GLP CERTIFIED LABS, CLINICAL RESEARCH ORGANIZATIONS, PAPERS FROM THE SCIENTIFIC LITERATURE, OR BY DESIGN INTENDED USE OF THE TECHNOLOGY ON HUMANS.

THE STARPAX TECHNOLOGY IS CURRENTLY AN INVESTIGATIONAL PRODUCT AND HAS NOT YET BEEN APPROVED FOR COMMERCIAL USE.

The Starpax Technology consists of (1) the Starpax Magnetodrones; and (2) the Starpax PolarTrak device.

The Starpax Magnetodrones

The Magnetodrones consist of unique, proprietary self-propelled Starpax Bn1-S living bacteria, sensitive to magnetic fields, that transport Starpax liposomes attached to their surface and loaded with SN-38. The therapeutic anti-cancer agent that the Magnetodrones will transport is SN-38, the active metabolite of Irinotecan, a widely used anti-cancer drug already approved by the FDA (or other regulatory authorities).

The Starpax Bn1-S bacterium is the result of 22 years of development and more than 800 mutations. The Bn1-S bacterium is at the heart of the Starpax Technology, it is sensitive to very specific magnetic fields created by the Starpax PolarTrak that controls the Magnetodrones trajectory in three dimensions within the tumor with millimetric precision.

This bacterium one of the smallest bacteria in existence, is capable of swimming within interstitial spaces between tumor tissues. It is non-pathogenic, and the bacterium dies approximately 60 minutes after injection because the human body temperature is too high for it to survive. This bacterium is the property of the Company (see “Starpax Ownership of the Magnetodrones” below). The Bn1-S Bacteria and the Starpax Liposomes are produced by the Company in its facilities.

Starpax Ownership of the Magnetodrones

Starpax is the owner of the Magnetodrone Bn1-S bacteria by way of owning the materials used to yield the Magnetodrone Bn1-S bacteria through lab-based manipulation. Because the Magnetodrone Bn1-S bacteria result from the materials used to produce the same, Starpax is the owner of these Magnetodrones under Québec property law (sections 948 and 949 of the Civil Code of Québec).

The Civil Code of Québec, Section 948 states “Ownership of property gives a right to what it produces and to what is united to it, naturally or artificially, from the time of union. This right is called a right of accession.” Section 949 states “The fruits and revenues of property belong to the owner, who bears the costs he incurred to produce them.”

The materials, methodologies, and equipment which produce the Magnetodrones are the property of the Company. Through the use of this property to produce the Magnetodrones, the Magnetodrones are deemed the “fruits” of such property. Therefore, the Company owns the Magnetodrones as the “fruits” (fructus) of Company property.

From time to time, by way of contract, the Company puts into place agreements whereby the Company grants a license to users of the Magnetodrones. The “user” in this context refers to anyone who uses the Magnetodrones in any way, not including patients. This does not constitute a sale of the bacteria resulting in a change of ownership. As such, this license does not result in a transfer of ownership of the property from the Company to the user, nor does this transfer a right to benefit from the fruit resulting from the reproduction of the Magnetodrone bacteria, should the client reproduce the Magnetodrones. By way of license, Starpax retains ownership of the Magnetodrone bacteria and the bacteria resulting from the reproduction of the Magnetodrone bacteria.

Starpax Liposomes

The liposomes are nanoscopic spheres into which the anti-cancer drug is inserted. They are small unilamellar lipid bilayer vesicles, approximately 170nm in diameter. Each liposome encloses an aqueous compartment that contains the active molecule of the anti-cancer therapeutic agent. Liposomes containing the anticancer agent are attached to the surface of the Bn1-S Starpax bacteria. The combination of the Bn1-S Bacterium with the ‘loaded’ liposomes results in the Magnetodrones.

The Company manufactures and controls all processes regarding the manufacturing of: (1) the Starpax Liposomes; (2) the Starpax Bn1-S bacteria; (3) attachment of the Liposomes to the Bn1- S bacteria (resulting in the formation of the Magnetodrones); (4) the packaging of the Magnetodrones into vials for treatment (injections). All manufacturing methods are proprietary and owned by the Company in full. The Company does not manufacture the anti-cancer drug, SN- 38. Instead, SN-38 is purchased from a manufacturer with an establishment license from the FDA. “Establishment license” refers to currently registered establishments which manufacture, prepare, propagate, compound or process drugs that are distributed in the U.S. or offered for import to the U.S.

The Magnetodrones are conceived to carry a wide variety of therapeutic agents - however, the Company has conducted research and development using the SN-38 anti-cancer therapeutic agent. For a more detailed description of SN-38, please see “SN-38, The Starpax Therapeutic Agent” below.

The Starpax PolarTrak

The PolarTrak is a patented Starpax device in which the patient is placed and aligned. It generates a three-dimensional magnetic sphere around the tumor with virtual monopole magnetic fields vectors directed from the perimeter of the tumor toward a focal point of convergence in the tumor (the “Focal Point”). Monopole magnetic fields make the Magnetodrones movements unidirectional and guide them in three dimensions. For example, the Earth has bipolar magnetic field with a “north” and “south” magnetic poles. Magnetic monopoles only have a single direction magnetic pole, whereby the field only exhibits a “north” or “south” pole. The PolarTrak has six magnetic field generators. By aligning these six magnetic field generators, the PolarTrak can create a magnetic-field sphere around the tumor.

The magnetic fields of the PolarTrak are relatively very weak, safe for human use, and are approximately 2,000 times weaker than an MRI for the patient. After the placement of the patient and alignment in the PolarTrak, the Magnetodrones are injected into the tumor, then the PolarTrak’s magnetic fields are turned on. While on, the PolarTrak moves the Focal Point throughout the volume of tumor, forcing the magnetic-sensitive Magnetodrones to distribute throughout the tumor volume. The magnetic sphere is also designed to keep the Magnetodrones captive inside the tumor, preventing the bacteria from circulating outside the tumor and into the blood system. By trapping the Magnetodrones (and thus the anti-cancer drug attached to them), adverse side effects of these drugs are substantially mitigated or avoided. Throughout the treatment, when the Magnetodrones pass by hypoxic zones, they stop swimming, penetrate and accumulate in the hypoxic zones because their oxygen level is the same as their culture medium. Magnetodrones that have not reached hypoxic zones continue to swim throughout the volume of the tumor guided by the PolarTrak and release the drug they transport along their path. This results in cancer cells in the tumor being attacked, including stem cells in hypoxic zones.

The Starpax Treatment Process

The Starpax Technology treatment process to be used in the clinical trials consists of and is simplified into four steps as follows:

(1)	Delivery of the Magnetodrones to the intervention room (the treatment facility);

(2)	Placement and alignment of the target tumor within the PolarTrak

(3)	Injection of the Starpax Dose directly into the target tumor

(4)	Engagement of the PolarTrak monopole magnetic fields

(1) Delivery of the Magnetodrones to the intervention room

The Starpax Magnetodrones are manufactured at the Starpax GMP manufacturing plant. Anticancer drug is inserted into the Starpax Liposomes and these Liposomes are attached to the bacteria according to a proprietary Starpax process. Then syringes are filled with millions of Magnetodrones per dose and delivered to the intervention room. The number of Magnetodrones administered in any one treatment will depend on the prescribed dose.

(2) Placement and alignment of the target tumor within the PolarTrak

Before injection of the Starpax Dose, the patient is placed within the PolarTrak. MRI images of the tumor are uploaded to the PolarTrak. Using this imaging, the magnetic generators are aligned on the patient to where the Focal Point is positioned in the middle of the tumor, waiting to be activated.

(3) Injection of the Starpax Dose directly into the target tumor

The patient is still installed in the PolarTrak and the Magnetodrones are injected directly into the tumor using endoscope; by the mouth, the rectum or in some cases reaching the tumor by percutaneous injection.

(4) Engagement of the PolarTrak monopole magnetic fields

After the injection of the Magnetodrones into the tumor via endoscopy or percutaneous injection. The medical doctor engages the PolarTrak, activating the monopole magnetic fields. The PolarTrak has six magnetic field generators that allow for X,Y,Z-axis coordinates for the magnetic field(s), creating a magnetic sphere around the tumor to capture and trap the Magnetodrones within the three dimensions of the tumor. The PolarTrak is designed to create a magnetic Focal Point in the middle of the tumor that Magnetodrones follow during the treatment. This Focal Point will move throughout the volume of the tumor, forcing the Magnetodrones to distibute throughout the volume of the tumor. This is made possible by artificial intelligence creating algorithms that are based on the data transferred from magnetic resonance imaging system (MRI) of the patient’s tumor taken days before.

Throughout the treatment, the Magnetodrones take refuge and accumulate in hypoxic zones because the bacteria’s culture oxygen level is similar to the hypoxic zones.

The patient remains in the PolarTrak for approximately 30 minutes to ensure distribution in the whole tumor volume including hypoxic zones. The Magnetodrones die approximately 60 minutes after injection into the body because the human body temperature is too high for them to survive.

Starpax Solutions to Major Challenges in Systemic Cancer Treatment

The Company has identified five major challenges surrounding cancer treatments. The Starpax Technology addresses each of these issues in very specific ways as discussed below.

Challenge 1: Reaching the tumor

The same difficulties in delivering anti-cancer therapeutic agents to the tumor have persisted for over 100 years. Normally, in traditional chemotherapy, only a small fraction of the injected dose, 0.001% of the anti-cancer drug actually reaches the tumor in patients. Some improvements were achieved in the past few decades using nanoparticles, nano-carriers, antibody drug-conjugates or precision target drugs. However, many recently independent published studies found that a median of only 0.7% of the injected dose using these new methods (or drugs) reached the tumor.

The Starpax solution 1

Since the injection of the Starpax Dose is directly into the tumor, 100% of the Starpax Magnetodrones transporting the therapeutic anticancer agent reach the tumor. When utilizing the Starpax Technology, injection of the therapeutic anti-cancer agent is local and not systemic – meaning the anti-cancer drug is not sent throughout the bloodstream. Magnetodrones transporting the anticancer agent are injected directly into the tumor. By design, 100% of the dose stays in the volume of the tumor.

Challenge 2: Distribution of the therapeutic anti-cancer agent throughout the volume of the tumor

A meta-analysis of 117 scientific studies has shown that 90% of the tumor volume receives little or no drug at all during systemic administration of anti-cancer therapeutic agents. With systemic administration of the anti-cancer agent (through the bloodstream) diffusion of the drug throughout the volume of the tumor is restricted by the formation of hypoxic zones generating the deterioration of the blood vessels, which become dysfunctional.

During tumor formation, cancer cells reproduce rapidly and consume most of the oxygen around them, forming barriers called “hypoxic zones”. Hypoxia causes a slow-proliferating stem-cell-like phenotype of cells, decreases senescence, and results in the creation of chaotic and malfunctioning blood and lymphatic vessels. During tumor growth there is little lymphatic drainage in the tumor interior. The interstitial fluid pressure increases significantly, reflecting the inhibited drainage of the interstitial fluid by both degradation of the lymphatic vessels and pressure-induced lymphatic collapse.

Because traditional systemic chemotherapy relies on the bloodstream to distribute anti-cancer drugs to the tumor, when blood vessels and/or lymphatics are chaotic, malfunctioning, or collapsed, the means of distribution of the therapeutic agents throughout the volume of the tumor is inefficient.

The Starpax solution 2:

The Starpax Magnetodrones are designed to swim in the interstitial spaces of the tumoral tissues. In the context of the Starpax Technology, “Interstitial Spaces” refers to the fluids between the tumor cells. The Magnetodrones are small enough to move through the interstitial spaces of the volume of the tumor, into and through the interstitial spaces, but too big to enter into capillaries. This results in two effects. First, the Magnetodrones carrying the anti-cancer drug do not require blood vessels for distribution. Second, the Magnetodrones can travel between tumoral spaces to deliver the anti-cancer drug throughout the volume of the tumor.

The Magnetodrones are magnetotactic, which means they are sensitive to the very specific magnetic fields created by the Starpax PolarTrak. The PolarTrak generates monopole magnetic fields vectors and uses artificial intelligence to create a magnetic Focal Point that moves in three dimensions (turn right, turn left, go up, go down) in the volume of the tumor with millimetric precision. The Magnetodrones swim in the direction of the moving Focal Point throughout the tumor so that they distribute themselves through the tumoral tissue and interstitial spaces throughout the volume of the tumor – all while spreading the anti-cancer drugs along their path. This is made possible by the proprietary Starpax artificial intelligence creating algorithms that are based on the data transferred from magnetic resonance imaging system (MRI) of the patient’s tumor taken days before.

Challenge 3: Penetration into hypoxic zones where cancer stem cells are located

Oxygen in hypoxic zones is virtually absent. Recent research has shown that hypoxia within tumors is one of the major drivers of metastatic spread of cancer (the major cause of death by the disease).

Hypoxic zones in tumor are not vascularized, meaning it is extremely difficult for the drug to reach and penetrate the hypoxic zones when the drug is distributed through blood vessels (such as through systemic injection of the anti-cancer drugs). This low vascularization hypoxic zones creates a strong resistance to treatments. Several studies have demonstrated that chemotherapy, radiotherapy or immunotherapy are less effective in hypoxic zones.

The Starpax solution 3

The Starpax Bn1-S bacteria fundamental to the Starpax Magnetodrones are aerotactic. This means that they have been developed to live in extremely low oxygen environments. After injection of Starpax Dose, the Magnetodrones follow the Focal Point created by the PolarTrak. When Magnetodrones pass by a hypoxic region, they stop ‘swimming’ and take refuge within the hypoxic zones because the level of oxygen within the hypoxic zone is the same as their culture medium. While in the hypoxic zones, the Magnetodrones deliver the cancer-fighting drug to the stem cells contained in these areas.

One injection of the Starpax Dose contains millions of Magnetodrones. The Magnetodrones are aerotactic (sensitive to low level of oxygen), naturally detect, penetrate and accumulate in hypoxic areas. The Magnetodrones that are not in the hypoxic zones continue to spread throughout the volume of the tumor, gradually releasing the therapeutic anti-cancer agent along their path. Magnetodrones will die within approximately 60 minutes after injection, because the patient’s body temperature is too high for them to survive any longer.

Challenge 4: Side effects

Systemic treatments, such as chemotherapy, immunotherapy, and radiotherapy, have a severe detrimental effect on the patient’s body. Chemotherapy circulates toxic cancer-fighting drugs throughout the bloodstreams distributing these chemicals throughout the patient’s body, resulting in a destruction of all cells affected by the chemotherapy agent (good or bad). Radiotherapy (radiation) destroys all cells within the path of the radiation. Immunotherapy, may result in various and unexpected reactions within a patient’s body, including the infection of healthy tissue resulting in the generation of more cancerous cells.

The Starpax solution 4

The Starpax Magnetodrones are injected directly into the tumor. At that moment, the PolarTrak functions by creating a magnetic sphere around the tumor in order to keep the Magnetodrones captive inside the tumor.

The captive Magnetodrones are forced to distribute the anti-cancer drug only within the interstitial tissues of the tumor without entering the blood system. Magnetodrones are too big to enter in the capillaries blood vessels. By ‘trapping’ the Magnetodrones to the tumor area, the probability of generating side effects is drastically reduced.

Calculation of the Starpax Dose shows a distribution of 800 times fewer toxic molecules in the body than a reference systemic chemotherapy using the same anti-cancer therapeutic agent. The Bn1-S bacterium is non-pathogenic, does not proliferate in human body and dies within approximately 60 minutes after injection. Analysis of the preclinical studies has found no observed side effects on 100% animals, no inflammation and pathological changes in their liver, kidney, heart tissues or any organs.

Challenge 5: The Regulatory approval of new drug has a high failure rate

As of the date of this Form 1-K, the failure rate with the FDA-approval after human clinical trials is 96.6% (according to the FDA). Developing a new drug is a risky challenge. There is a low chance of passing toxicity tests and reaching treatment efficacy, as well as the regulatory risk of non-approval by the relevant regulatory agency.

The Starpax solution 5

The Company does not develop or manufacture anti-cancer drugs to attach to the Magnetdrones. Starpax Technology will use a drug (SN-38) that has been used for over 20 years to treat patients with a common traditional chemotherapy treatment that uses the SN-38 molecule, and is still used currently by most hospitals. Starpax Technology will administer a substantially smaller dose of SN-38 than this common FDA approved systemic chemotherapy treatment that uses the SN-38 molecule, meaning less toxicity. With 100% of the Starpax Dose being injected directly into the tumor and not circulating in the patient’s blood system the Company expects that there will be 50 times more drug inside the tumor and, 800 times fewer toxic molecules in the patient’s body, thus reducing the risk of toxicity and efficacy failure in clinical trials. The Polartrak generates magnetic fields that are 1,000 times weaker than those of an MRI used daily in hospitals, also reducing the risk of failure in clinical trials.

SN-38, The Starpax Therapeutic Agent

The Company’s preclinical studies used a therapeutic agent called SN-38. The SN-38 was encapsulated in the liposomes attached to the surface of the Starpax Bn1-S bacteria.

SN-38 is an antineoplastic drug. It is the active metabolite of the FDA-approved Irinotecan, a drug whose patent has expired and is one of the most used anti-cancer drugs in the world for first line and second line chemotherapy for colorectal cancers and pancreatic cancers. SN-38 prevents DNA unwinding by inhibition of DNA topoisomerase, which results in irreversible double strand breaks and ultimately cell death. It is widely known that SN-38 is one of the most potent CPT analogs (anticancer drugs family called Camptothecin) and shows enhanced anticancer potency against a broad range of solid tumors. Studies have demonstrated that SN-38 has 1,000 times more activity than Irinotecan itself. Instead of intravenous administration in the alkaline environment of the blood, the Starpax Magnetodrones are loaded with SN-38 and injected directly into the tumor, where there is higher level of acidity facilitating better solubility and potency of the SN-38. SN- 38 is the anti-cancer drug that will be used in the Company’s clinical trials. However, the Magnetodrones can be loaded with other anti-cancer drugs as well.

A Starpax Dose with Magnetodrones loaded with SN-38 will be approximately 16% of the dose the body of a patient is currently exposed to when receiving systemic irinotecan. However, with a Starpax Dose, the tumor’s exposure to SN-38 is calculated to be 50 times more than systemic injection of irinotecan.

Irinotecan was first discovered and synthesized in Japan by Yakult Honsha Co, Ltd, in 1983. It initially demonstrated strong activity against a broad variety of experimental tumors. Subsequently, clinical Phase I studies were initiated in Japan in 1986, in Europe in 1990, and in the United States in 1991. Many clinical studies have been published about the particularities, toxicity, and efficacy of the SN-38 as metabolite of Irinotecan.

In the United States, Irinotecan or liposomal Irinotecan is approved for use and is part of standard management guidelines for rectal, pancreatic, gastric, and esophageal cancers. A Trop-2-specific antibody/SN-38 conjugate* (sacituzumab govitecan-hziy) has shown clinical activity in epithelial cancers and been approved for use in the treatment of advanced/metastatic triple negative breast and urothelial cancers. Irinotecan or SN-38 have been shown to have clinical activity against other solid tumors including lung and head and neck cancers, and in vitro and in vivo activity against human prostate and breast cancer cell lines.

*Trop-2 is a transmembrane glycoprotein encoded by the Tacstd-2 gene. It is an intracellular calcium signal transducer that is differentially expressed in many cancers.

Three Therapeutic Benefits in One Treatment

Through its research and development process, the Company has identified three distinct therapeutic effects expected to occur during a single treatment using the Starpax Technology.

Local Chemotherapy:

The first therapeutic effect is local chemotherapy to the tumor. As stated above, by design, the Magnetodrones containing the anti-cancer drug are kept captive inside the tumor, avoiding the circulation of the anti-cancer drug to the rest of the body. The effect of this is a drastic reduction of the usual chemotherapy side effects. The Company’s preclinical studies resulted in 100% of the animal subjects showing little or no observed side effects from the Starpax Treatment.

Hypoxic Area(s) Treatment:

“Hypoxic Area(s) Treatment” means, in the present case, the ability to reach, penetrate and accumulate in hypoxic zones with anti-cancer drugs to kill the cancer stem cells located within the hypoxic zone. Hypoxic zones in tumor are not vascularized, meaning it is extremely difficult for the drug to reach and penetrate the hypoxic zones when the drug is distributed through blood vessels. This low vascularization hypoxic zones creates a strong resistance to treatments.

The Magnetodrones are able to distribute through tumor tissue into interstitial spaces, including within hypoxic zones within the tumor without using blood vessels. The Magnetodrones will then accumulate in the hypoxic zones due to the low level of oxygen within these zones that is the same as their culture medium. As they accumulate, they release the anti-cancer drugs in the hypoxic zones. This is a departure from the status quo of cancer treatment which is extremely ineffective in reaching hypoxic zones.

A preclinical study of human tumors grown in mice shows that the Starpax Bn1-S bacteria fill the tumor hypoxic regions and attack cancer cells in hypoxic “low oxygen” areas.

Studies demonstrate that radiation therapy, systemic chemotherapy and immunotherapy are ineffective in hypoxic zones where there is a lack of oxygen in the tissues.

Immunotherapy:

Third-party preclinical studies of cancer tumors grown in mice have shown that the Magnetodrones accumulate within tumor hypoxic zones. Additionally, the Bn1-S bacteria, part of the Magnetodrones, introduced in a tumor triggers the immune system, inducing deep infiltration of immune cells (T-cells, NK-cells, neutrophils and macrophages) in the tumor. Also, the preclinical trials have shown that injection of the Bn1-S bacteria into the tumor (alone without any drug) generates significant tumor regression. More independent studies in non-human primates brought data supporting the conclusion that the Starpax Bn1-S bacteria induce activation of immune cells. Based on literature and preclinical results, a treatment using the Starpax Technology may cause a systemic immune response, that could then attack floating cancer cells in the rest of the body and remote metastases, without any anti-cancer drug circulating within the body.

The Company does not count on immunotherapy to eradicate an advanced tumor. However, a patient’s immune response from the injection of the Starpax Bn1-S bacterium may result in the T- cells memorizing the cancer cells antigens. This might result in the reproduction and circulation of these T-cells in the blood system, recognize these antigens in the patient’s body and attack floating cancer cells and metastasis throughout the patient’s body without having the drug circulating in the bloodstream. Immune efficacy will be studied in the Phase II clinical trials.

Starpax believes these three therapeutic effects generate a strong synergy granting its Technology a superior advantage over single therapies.

Summary of the Preclinical Studies Results

The Company has conducted preclinical studies that are very promising and have prompted the Company to undergo this Offering to finance Phase I and Phase II human clinical trials using the Proceeds.

The preclinical safety of the Magnetodrones was assessed in rats, mice and non-human primates. The therapeutic agent encapsulated in the liposomes of the Magnetodrones used in the preclinical studies was SN-38. Preclinical studies were also conducted in two mice models to demonstrate the effect of SN-38 when administered using the Starpax Technology by the measure of the tumors volume when compared to controls. Future clinical trials, including those financed using the Proceeds of this Offering will utilize SN-38.

The results of these preclinical studies demonstrated (1) a 100% remission rate in treated animals bearing HCT116 human tumors (one of the most aggressive cancer tumor types); (2) no observed side effects in animal test subjects; (3) no infection or inflammation in any organs (4) no organ damage.

For Phase I and Phase II clinical trials, calculation shows that the Starpax Dose is expected to distribute 800 times fewer toxic molecules in the body and 50 times more drug in the tumor than a reference systemic chemotherapy.

Clinical Development

The protocol of a clinical trial of an investigational drug to be conducted in the United States (US) must be submitted in an Investigational New Drug (“IND”) exemption that is reviewed by the US Food and Drug Administration and the study may be allowed to proceed if the proposed study and documentation provided is acceptable and does not subject the study subjects to an unreasonable risk of harm. The protocol of any clinical trial to be conducted in Canada must be approved by Health Canada after the agency has completed an assessment of the available data supporting the clinical trial.

The clinical development of an anticancer treatment encompasses various phases, the first of which consists in evaluating the adverse events and tolerance to a drug when increasing doses of the product are administered to human patients. This type of study is referred to in the industry as a “Phase 1” study.

The protocol of any clinical trial to be conducted in Canada must be approved by Health Canada after the agency has completed an assessment of the available data supporting the clinical trial. The objectives of the phase 2 oncology clinical trials include confirmation that the treatment shows some benefit such as slowing the growth of tumors, the evaluation of the best dose for the new treatment and the type of cancers that can be treated with the drug. Traditionally, the Phase 3 oncology studies have been providing the clinical efficacy and safety evidence for the approval of drug products when compared to standard treatments. However, over the last decade, worldwide regulatory agencies have increasingly considered that clinical trials combining two phases of the development could provide sufficient initial efficacy and safety evidence to grant the approval of anticancer treatments.

One type of study protocol that includes two clinical phases is referred to as an adaptive seamless clinical trial where the first step evaluates the safety of the treatment and a maximum tolerated dose, while the second step of the study assesses the treatment both from an efficacy and safety perspectives. The decisions on how to ‘adapt’ the study phases are made based on planned interim analysis of the data. The guiding principle for Phase I/II dose escalation studies in oncology is to avoid unnecessary exposure of patients to subtherapeutic doses of an agent while preserving safety.

Study Design of the proposed Phase I/II clinical trials

The proposed first-in-human study to be conducted using the Starpax Technology is a seamless Phase I/II study that will evaluate the safety, tolerability, and efficacy of escalating and multiple doses of the Magnetodrones in the treatment of solid cancer tumors following intra-tumoral injection and targeting via the Magnetodrones.

The study will be conducted in adult patients with the following solid tumor malignancies:

•	Pancreas: local unresectable pancreatic ductal adenocarcinoma
•	Prostate: adenocarcinoma of the prostate (localized post Radiation Therapy failure)
•	Head & Neck: recurrent head and neck squamous cell carcinoma
•	Breast: cutaneous metastasis (breast cancer)
•	Colorectal: recurrent, unresectable rectal cancer and non-operable rectal cancer
•	Gynecologic: recurrent and non-operable vulva cancer

Target tumor evaluations will be conducted by imaging scans (MRI or CT), and visual examination depending on the cohort.

The primary objectives of the study are:

(a)   To evaluate the safety and tolerability of repeated administration of escalating doses of Magnetodrones targeted to tumors

(b)   To determine the maximum tolerated dose and recommend dosage of the Starpax Magnetodrones for the Phase 2 studies.

(c)   To evaluate the effect of treatment on tumor size with repeated administrations of the Magnetodrones on targeted to tumors in each tumor-specific indication

(d) To evaluate the usability of the PolarTrak.

Secondary objectives of the study include the evaluation of the immunogenicity of the Magnetodrones. The study will be conducted in a clinical research unit experienced in the conduct of Phase I/Phase II clinical trials. Each patient will receive one dose per week of Starpax Dose for a total 6 doses over the course of 6 weeks. In patients showing therapeutic benefits from the Starpax Treatments, treatment may be continued beyond 6 weeks, according to the same dose schedule in accordance with the respective hospital ethics committees overseeing administration of the clinical trials.

The initial Phase I/II clinical trial described above with the Starpax Technology will be performed using state of the art adaptive (Bayesian) statistical methodology. This approach monitors response rates in real time and will enable the Company to rapidly focus patient recruitment in the indications showing the best initial therapeutic benefits. This clinical trial methodology is thus designed to seamlessly transform our initial study into a Phase II trial with the potential for an initial product registration.

Considering the characteristic of the Starpax Technology and indications targeted, the Company intends to file for one or more of the FDA and Health Canada accelerated programs such as Fast Track, Breakthrough Technology, Priority Review, etc.

Starpax initial post-approval strategy for additional solid tumor indications

After obtaining FDA approval of a New Drug Application (“NDA”) for a first set of cancer indications corresponding to Unmet Medical Needs, the Company intends to pursue its clinical development to: 1) enlarge the number of solid tumor indications addressable by its technology, 2) justify using the Starpax Treatment as a first line treatment for solid tumors, 3) add other oncology therapeutics to its Magnetodrones and 4) expand the application of its platform technology to non-cancer diseases with substantial unmet medical needs such as cardiovascular indications (ex: ischemic heart disease), pulmonary disease (ex: pulmonary hypertension), neurological disorders (Ex: acute ischemic stroke in the brain) or ocular diseases (diabetic retinopathy).

Special Characteristics of the Company’s Operation that will have a material impact on the Company’s Financial Performance

Regulatory Considerations for the Company’s Products

The Company is subject to regulation of its Products before, during, and after approval by the FDA.

Also included in section 503(g) of the Federal Food, Drug and Cosmetic Act (FD&C Act) and the Code of Federal Regulations (21 CFR part 3), a combination product is a product comprised of two or more different types of medical products (i.e., a combination of a drug, device, and/or biological product with one another). The drugs, devices, and biological products included in combination products are referred to as constituent parts of the combination product.

A combination product is assigned to an Agency center that will have primary jurisdiction for that product’s regulation. The assignment of a combination product to a lead center is based on a determination of which constituent part provides the primary mode of action (PMOA) of the combination product. If the PMOA of a drug/device product combination product is attributable to the drug product, the Center for Drug Evaluation and Research (CDER)would be the lead center responsible for the review of such a drug product and would have primary jurisdiction for the regulation of the combination product.

Since the PMOA of the Starpax Magnetodrones is the drug mode of action, CDER will likely be the lead center for review, with consultations from both the Center for Biologics Evaluation and Research (CBER) with respect to proprietary bacteria carrier well as the Center for Devices and Radiological Health (CDRH) with respect to the PolarTrak device component.

The FDA review process – drug/biologic component.

The clinical phase of drug development focuses on testing new drugs on human volunteers. Phase 1 tests may involve dozens of volunteer subjects and are performed to ascertain if the new drug has side effects and how the human body metabolizes and excretes the drug. Phase 2 tests may involve hundreds of volunteer subjects and are used to gather preliminary data on the efficacy of the new drug on a specific condition or disease. These studies may compare the efficacy of the new drug against established drugs used to treat a condition or against placebos. After Phase 2 trials are completed, a sponsor will typically coordinate with the FDA to plan its Phase 3 trials. Phase 3 trials may involve thousands of volunteer participants, as the new drug is tested to evaluate its effectiveness and safety in many different population subsets.

Depending on the disease being targeted and the studies conducted to demonstrate safety and effectiveness, it may be possible to obtain FDA approval after completing a Phase 2 study(s).

Given the pharmacological activity and toxicity of some oncology products, often times it is unethical to subject healthy subjects to these types of products, or it is inappropriate to use a placebo control in the studies. Oncology studies may employ an approved drug as an active control or compare the investigational product to the standard of care for the particular cancer being targeted for treatment.

FDA has a number of programs to facilitate and expedite the development and availability of new therapies to patients with serious conditions while preserving standards for safety and effectiveness. The expedited programs include Fast Track designation or Breakthrough Therapy and approval may sometimes be based on surrogate endpoints (Accelerated Approval) and often be subject to a faster FDA review through the Priority Review designation.

During the clinical phase of drug development, the FDA may halt testing of a new drug, temporarily or permanently, if there are concerns for the safety of trial testing volunteers. Institutional Review Boards (“IRBs”) are also involved in reviewing the safety protocols for these trials and may halt testing of a new drug.

Once Phase III tests are concluded, a sponsor prepares and submits a New Drug Application (NDA) with the FDA. The FDA must approve the NDA before marketing of the new drug is permitted in the United States. The NDA contains the results of all new drug testing, including preclinical and clinical testing, along with other information about the new drug, including its chemical composition and manufacturing processes. The costs associated with preparation and submission of an NDA are significant, and the approval process can take years.

Given that the Magnetodrones involves the bacterium Bn1-S to be directed towards and stay contained with the tumor target where the drug is released, it is possible that CDER will request a consultative review with CBER to ensure the safety and disposition of the bacterium during the IND and ultimately the NDA review process.

After an NDA is submitted, the FDA has 60 days to assess if the NDA will be accepted for filing based whether the NDA is sufficiently complete. Upon acceptance of the filing by the FDA, a 180- day period review begins during which time the FDA conducts an in-depth review of the NDA’s contents to evaluate a sponsor’s research on the new drug’s safety and effectiveness. After the 180- day period ends, the FDA must either issue an approval letter for the NDA or a response letter to a sponsor addressing particular concerns. This 180-day period may be modified; the FDA and a sponsor may come to an agreement to alter the review period timeline.

The FDA subsequently reviews the labeling of the new drug to ensure relevant health information is present and inspects a sponsor’s manufacturing facility where a new drug is produced to confirm that the manufacturing of the new drug is compliant to standards.

After a sponsor’s new drug passes through these steps, the new drug approval process is complete. A sponsor is required to provide the FDA with periodic updates regarding the safety of the new drug.

The FDA review process – device component.

FDA will likely seek a consult from CDRH regarding the PolarTrak device component.

The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, adherence to good manufacturing practices and maintenance of product complaint records, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are life-sustaining or life- supporting devices.

Quality System Regulation and Good Manufacturing Practices for Medical Devices.

After FDA approval of the Starpax Magnetodrones, the PolarTrak device component of this combination product will be subject to FDA Quality Systems Regulation (“QS Regulation”) and Good Manufacturing Practices Manufacturers must establish and follow quality systems to help ensure that their medical device products consistently meet applicable requirements and specifications known as current good manufacturing practices. Continued Compliance with these QS Regulations and GMPs is an ongoing duty of the Company. On February 23, 2022, the FDA proposed a regulation which would incorporate the international standard specific for medical device quality management systems set by the International Organization for Standardization (ISO), ISO 13485:2016 Medical devices – Quality management systems – Requirements for regulatory purposes. The Company intends to use contract manufacturers. All of these contract manufacturers will be required by the Company to be ISO 13485:2016, and thus compliant with FDA GMP.

The Company does not anticipate that this proposed regulation will affect the operations of the Company, since the Company intends on complying with ISO 13485:2016 prior to the proposed rule change in development of its facilities.

Distribution of Company Products

The Company has assessed different business models to launch the Starpax Technology. The Company intends to develop its own cancer centers throughout the United States and later Europe and Canada (the “Starpax Cancer Centers”). These cancer centers will be the sole source of treatments using the Starpax Technology. The Company intends to own, staff, and operate these outpatient Starpax Cancer Centers. A Starpax Cancer Center will be comprised of a simple building with out-patient rooms, 10 PolarTrak devices, one CT Scanner and two MRI machines.

This go-to-market strategy offers faster market penetration along with the expected best financial returns for investors.

The United States market alone represents market opportunity of approximately 580 Starpax Cancer Centers, with a potential total of 1200 Starpax Cancer Centers when including Canada and Europe. A Starpax Cancer Center will be comprised of 10 PolarTrak, 2 MRIs and one computerized tomography scanner (“CT Scanner”). The conservative business plan is to build 25 Starpax Cancer Centers within a seven- year period. Serviceable Available Market (SAM) is significantly larger for Starpax Technology than for most new drugs or treatments because the Starpax Technology intends to address solid cancer tumors, which represent 90% of all types of cancer.

The Company will not engage in the development of the Starpax Cancer Centers using the Proceeds of this Offering. The Company has already completed the construction of its manufacturing plant for the Magnetodrones for the needs of the clinical trials described above. This manufacturing plant will also have the capacity to supply the first two Starpax Cancer Centers when they are eventually developed. The Proceeds of this Offering are primarily intended to be used to finance the Phase I and Phase II clinical trials. See “Use of Proceeds” section above. The Company intends to fund the development of the Starpax Cancer Centers through its own cash flows or possibly by one or more future offerings. However, different funding sources like mortgage loans on the real estate or equipment financings should be available for the Company, limiting the needs or size for future offerings.

Intellectual Property

The license for the 2 original patents for the virtual monopole magnetic field vector technology is under an exclusive license agreement, free of any debt, royalty. There is an option to acquire these two patents for $1.00, free of any future royalty, fee or other compensation, should the Company become publicly traded. The Company has expanded its patent portfolio to 51 issued patents and pending patents, with 18 issued patents and 33 pending applications in various jurisdictions including the United States Patent and Trademark Office (“USPTO”) the European Patent Office (“EPO”) and “Canadian Intellectual Property Office (“CIPO”) and other filings.

Company Facilities

The Company leases a 24,772 sq.ft. facility in Montréal, Québec, Canada. The Company is in the process of commissioning its manufacturing plant and related equipment prior to initiating its clinical trials. The auditing process by Health Canada or FDA to obtain its GMP plant compliance certificate will follow. The Company does not own this property and in February 2024, the Company as signed a amendment to the 5-year lease to extend it for 5-years, with the option to renew for 10 years at expiration. This space includes office space and a warehouse.

Employees

The Company currently has 45 employees. 43 are full time employees, 2 are part time employees.

Legal Proceedings

There are no legal proceedings pending against the Company or its Management, including but not limited to bankruptcy or receivership proceedings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion includes information from the audited financial statements for the year ended December 31, 2023, compared to the year ended December 31, 2022. All references to $ amounts are stated in thousands of US Dollars, except per share data and otherwise noted. Furthermore, all historical amounts on a per share basis.

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Starpax Biopharma Inc. (the “Company”) was incorporated in Canada on December 19, 2017, under the name Starpax Medical Inc. The legal name of the Company was modified on June 9, 2022, to Starpax Biopharma Inc.

The Company’s founder, Michel Gareau, an entrepreneur with 41 years of experience as Managing Director and founder of Ipax Capital which specialized in high technology investments through a Private Equity Co-investment Fund, Ipax 1 llp., came across, in 2016, the concept of a revolutionary technology: virtual monopole magnetic field vectors. This technology, then covered by two patents, had been in development for 17 years, involving approximately 180 professionals, multiple medical research universities and the department of Computer and Software Engineering of Montréal Polytechnique University. Following thorough analysis and due diligence, Mr. Gareau acquired, in 2017, the exclusive and perpetual license of the two patents through a new Québec-based limited liability partnership, Medpax Consortium LLP, which later became Ipax 2 llp. MG Trust, a family trust related to Michel Gareau, owns the vast majority of the units forming Ipax 2 llp’s capital.

In March 2018, Ipax 2 llp transferred, free of any royalties or debts, all its intellectual property covering the Technology and the patent license rights covering virtual monopole magnetic fields vectors to Starpax. This intellectual property included ownership of the two patents, know-how, data, analyses, and other relevant intangible assets.

Since the acquisition of the license by Mr. Gareau in 2017, more than 300 professionals (MDs, co-investigators, oncologists, pharmacokinetic and pharmacodynamic specialists, biochemists, microbiologists, artificial intelligence experts, electromagnetism and medical device engineers) have collaborated to transform a promising concept into a revolutionary multidisciplinary cancer treatment platform with the potential of addressing all solid cancer tumors and multiple non-cancer diseases.

The Company’s technology aims to treat solid cancer tumors without causing side effects generally resulting from chemotherapies, radiation therapies and immunotherapies. Using a precision 3D guidance therapy, the Company’s technology is designed to deliver 800 times fewer toxic molecules inside a patient’s body, but 50 times more drug contained in the tumor without circulating in the bloodstream, when compared to chemotherapy. Preclinical studies on animals have shown a 100% remission rate in treated animals bearing HCT116 solid human tumor (one of the most aggressive solid human tumors), with no sign of systemic inflammation or pathological changes to the organs. The Company is getting ready to proceed with clinical trials on humans in Fall of 2024.

Results of Operations

Year ended December 31, 2023, Compared to Year ended December 31, 2022

Revenues

The Company’s revenues for the year ended December 31, 2023, were $0 compared to $0 for the year ended December 31, 2022. During these periods, the Company was primarily focused on research and development.

Operating Expenses

The Company’s operating expenses for the year ended December 31, 2023, were $11,912 compared to $8,543 for the year ended December 31, 2022.

Operating expenses consist primarily of: (i) salaries and benefits, (ii) professional and consulting fees, (iii) research and development, and (iv) stock-based compensation. For the year ended December 31, 2023, the Company’s salaries and benefits amounted to $4,187 compared to $3,084 for the year ended December 31, 2022. The increase was due to new hires to pursue research and development activities and to support operations. The Company is eligible to Canadian and Québec’s tax credits on research and development activities, and these credits are recorded as a reduction to research and development expenses. These credits amounted to $1,458 for the year ended December 31, 2023, and $1,675 for the year ended December 31, 2022.

Net Loss

As a result of the foregoing, the Company realized a net loss of $11,916 for the year ended December 31, 2023, compared to net loss of $8,643 for the year ended December 31, 2022.

Liquidity and Capital Resources

At the date of the approval of the financial statements, the Company has not generated any revenues from operations. As at December 31, 2023, the Company had cash of $1,423 compared to $3,390 for the year ended December 31, 2022. The decrease can be attributed to the acquisition of property, plant and equipment. Over the next twelve months, the Company intends to fund its operations from the proceeds of equity issue, through private investors and from the Regulation A+ Offering and some government grants.

Historically, the Company has been funded primarily from equity through private placements. The Company has incurred an accumulated deficit of $31,112 as of December 31, 2023, and expects additional deficits in the future. We believe the Offering under Regulation A+ will provide sufficient funds for the Company to support its planned operations, including its Phase 1 clinical studies, in Fall of 2024.

Recent Offerings of Securities and Outstanding Debt

Year ended December 31, 2023

During the year ended December 31, 2023, the Company issued 819,713 common shares for a cash consideration of $4,343 and repurchased 819,713 common shares for a cash consideration of $12. The Company then cancelled the repurchase Common shares. The Company incurred $433 in costs directly relating to the issuance. These issuance costs were adjusted against share capital in the statements of changes in shareholders’ equity.

During the year ended on December 31, 2023, a total amount of $265 have been drawn from the repayable loan with Investissement Québec.

During the year ended on December 31, 2023, the Company entered into a tax credit loan with Investissement Québec (IQ) to finance the SRED tax credits to be received related to the year ended on December 31, 2023 for a total amount of $1,406.

Year ended December 31, 2022

During the year ended December 31, 2022, the Company issued 854,915 Class A common shares for a cash consideration of $4,733 and repurchased and cancelled 854,915 Class B common shares for a cash consideration of $13.

During the year ended on December 31, 2022, an additional amount of $394 has been drawn from the repayable loan from Economic Development Agency of Canada.

During the year ended on December 31, 2022, a total amount of $4,768 have been drawn from the repayable loan with Investissement Québec.

Indebtedness

a)       On May 15, 2020, the Company entered into an interest-free repayable contribution agreement with the Economic Development Agency of Canada for the Regions of Québec for a maximum amount of $1,512 (CAD $2,000) to finance the establishment of a pilot plant as well as the construction of an intervention room dedicated to oncological research. A principal mortgage in the amount of $1,512 (CAD $2,000) and an additional mortgage of $302 (CAD $400) on laboratory equipment with a net book value of $1,298 (CAD $1,716) as at December 31, 2023, has been given as security for this repayable contribution. As per the agreement, the loan is to be repaid in 60 equal and consecutive monthly installments beginning 36 months after the earlier of the project completion date or June 30, 2024 (this was amended in 2022 from March 31, 2023). As a result of the amendment in 2022, the payment schedule was altered and the fair value of the loan was recalculated using an effective interest rate of 10% per annum to reflect this change. Borrowing costs of $121 (nil as at December 31, 2022) were capitalized during the year. As at December 31, 2023, no additional amount has been drawn ($394 as at December 31, 2022) from the repayable contribution.

b)       On April 9, 2021, the Company entered into a financing agreement with Investissement Québec (IQ) to finance the establishment of a pilot plant through investment in Common stock for a total amount of $3,780 (CAD $5,000) and a loan for a maximum amount of $5,293 (CAD $7,000) under the ESSOR program. The loan bears interest at a fixed rate of 10% per annum. Interests are capitalized monthly for a period of 36 months from the first loan disbursement, and thereafter will be payable. Borrowing costs of $560 ($257 as at December 31, 2022) were capitalized during the year. The loan must be repaid in 84 equal and consecutive monthly installments starting 36 months from the first disbursement of the loan. A movable hypothec in the amount of $5,293 (CAD $7,000) and an additional hypothec in the amount of $1,059 (CAD $1,400) encumbering the universality of the Company’s equipment, which is first rank with a net book value of $2,383 (CAD $3,151) as at December 31, 2023, except with regard to laboratory equipment, not exceeding $1,815 (CAD $2,400) which is first ranked in favor of the Economic Development Agency of Canada for the Regions of Québec, for which the hypothec in favor of IQ is second rank with a net book value of $1,298 (CAD $1,716) as at December 31, 2023. In relation to this agreement, the Company incurred no additional deferred financing costs during the year (2021 - nil). In the year ended on December 31, 2023, a total of $265 ($4,768 for the year ended on December 31, 2022) was drawn from the loan.

c)       On March 10, 2023, the Company entered into a tax credit loan with Investissement Québec (IQ) to finance the SRED tax credits to be received related to the year ended on December 31, 2023 for a total amount of $1,406 (CAD $1,860). For the year ending on December 31, 2023, the Company has drawn down $1,406 (CAD $1,860) from this loan. The loan bears interest annually at the prime rate plus 1.3%. The interests are payable on a monthly basis. The loan must be repaid at the earliest of the collection of the tax credits and June 30, 2025. In relation with this agreement, the Company incurred deferred financing costs of $19.

Subsequent events (January 1, 2024, to April 25, 2024)

On February 1, 2024, the Company issued 5,485 Common shares for a cash consideration of $33 and repurchased 5,485 Common shares for a cash consideration of $1. The Company then cancelled these repurchased Common shares.

On February 23, 2024, the Company issued 37,225 Common shares for a cash consideration of $222 and repurchased 37,225 Common shares for a cash consideration of $1. The Company then cancelled these repurchased Common shares.

After the year end, the Company also received a total of $1,162 for Common shares to be issued.

Going concern

These financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material. The Company has incurred recurring losses from operations, and as at December 31, 2023, had an accumulated deficit of $31,112 (2022 - $19,184) and a negative working capital of $3,742 (2022 –positive working capital of $2,643). The working capital as at December 31, 2023 was not sufficient to pay its operating expenses for a period of 12 months from the date of the financial statements, and these circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern and, hence, as to the appropriateness of the use of accounting principles applicable to a going concern. However, the Company is confident that the funds raised as shown in the subsequent events (Note 24) and other measures noted below will be sufficient to pay its operating expenses for a period of at least 12 months from the date of the financial statements.

The Company’s continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. The Company has developed plans to raise funds and continues to pursue sources of funding, including from a Regulation A Offering in the United States of America, that management believes, if successful, would be sufficient to support the Company’s operating plan. During the year ended December 31, 2023, the Company raised $4,343 through equity issuances and drawings of $1,638 under its debt financing arrangements. The Company’s operating plan is predicated on a variety of assumptions including, but not limited to, success in research objectives, cost estimates, its ability to continue to raise additional financing and the state of the general economic environment in which the Company operates. There can be no assurance that these assumptions will prove accurate in all material respects, or that the Company will be able to successfully execute its operating plan. In the event that the Company is not able to raise capital from investors in a timely manner, the Company will explore available options. In the absence of additional appropriate financing, the Company may have to modify its plan or slow down the pace of research and development.

Plan of Operations

As part of its plan of operations, the Company intends to meet the following milestones over the course of the next 12 months:

•	Commissioning of a GMP manufacturing plant
o	In 2024, the Company expects to complete the commissioning of a new GMP manufacturing plant and related equipment for the production of Starpax Magnetodrones™ and three laboratories.
•	Start of the clinical trials – Phase I
o	In Fall of 2024, the Company expects to proceed with its Phase 1 clinical trials on humans for six Unmet Medical Need cancer indications: 1) non operable rectum, 2) pancreas, 3) head & neck, 4) breast recurrence, 5) vulva, 6) prostate. Other indications, such as cervical, bladder, liver and kidney will be considered depending on the timing and availability of the medical resources.

Trend Information

In the first half of 2024, the Company shall complete the commissioning of its manufacturing plant and related equipment prior to initiating its clinical trials in Fall of 2024. The investments in equipment and leasehold improvements are almost entirely completed.

The Company will also need to hire new production employees and procure chemical products and consumables to supply the production of Magnetodrones to be used in clinical trials, impacting primarily research and development expenses.

In Fall of 2024, the Company intends to proceed with its Phase 1 clinical studies, further impacting research and development expenses.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Item 3. Directors and Officers

Directors

NAME	POSITION	AGE	TERM
Michael Gareau	Chairman of the Board of Directors	71	March 2018 - present
André Monette	Director	84	March 2018 - present
John Helou	Director	66	May 2022 - present
Lisa Matar	Director	53	October 2022 - Present
Berthe Laterielle	Director	71	October 2022 - Present
Dr. Jacques Jolivet	Director	70	October 2022 - Present
Pierre Dozois	Director	77	December 2017 - present

Officers

NAME	POSITION	AGE	TERM	APPROX HOURS PER WEEK
Michael Gareau	President and CEO	70	March 2018 - present	Full time
Thierry Page	Executive VP and COO	51	March 2018 - present	Full time
Jean-Francois Pruneau	Executive VP and CFO	53	January 2022 - December 2023	Full Time
Andréanne M.Cyr	Vice President of Finance and Administration	34	December 2022 - Present	Full Time
Dr. Sylvain Martel	Vice President of Technology	64	October 2018 - Present	Full Time
Pierre Dozois	Corporate Secretary	76	December 2017 - Present	Full Time

Significant Employees

NAME	POSITION	AGE	TERM	APPROX HOURS PER WEEK
Dr. Marie Estelle Page Clisson	Director Biopharmaceutical Development	56	December 2021 - present	Full time
Dr. Mahmood Mohammadi	Director Microbiology Research and Development	60	March 2020 - present	Full time
Nathalie Rousseau	Director of the Bn1-S Bacteria and Starpax Magnetodrones production plant	56	March 2021 - present	Full time
Sebastien Naud	Director Quality Assurance	45	March 2019 - present	Full time
Dumitru Loghin	Director Electromagnetic Engineering and Medical Device	41	April 2020 - present	Full time
Dr. Maxime Latulippe	Director Artificial Intelligence and Algorithms	38	July 2019 - present	Full time
Charles Tremblay	Director Medical Technologies	44	April 2020 - present	Full time

Directors

Michael Gareau, Chairman of the Board of Directors, President, and CEO

Mr. Gareau has 41 years of experience as serial entrepreneur and CEO at various high-technology companies. He was also the founder and managing director of Ipax Capital with its Ipax One Private Equity Co-investment Fund, which was awarded “top 10 best-performing buyout fund’’ out of 20,500 private equity funds analyzed in the world by Preqin, a well-known London-based firm with 300 full time researchers and 14 global offices providing alternative assets data and analytics. Mr. Gareau has initiated over 32 acquisitions in eight different countries. He holds a P.

Eng., M.Sc. Adm, MBA degrees from Sherbrooke University. He was awarded by the United States Government “Individual of Extraordinary Ability, O-1A’’ in 1999.

André Monette, Director

Mr. Monette was President of Johnson & Johnson France, where he executed a spectacular growth strategy during his presidency. Mr. Monette has a long experience in management at all levels of a company’s different departments, having worked his way up through the ranks and consecutively held the positions with Johnson & Johnson Canada as Production Engineer, Vice-President Manufacturing, Vice-President Finance, and then President of Johnson & Johnson France. He was later appointed President of Janssen Pharmaceuticals Canada, a company part of the Johnson & Johnson group. Mr. Monette graduated magna cum laude as a Chemical Engineer from Polytechnique Montréal University. He has received a diploma in management from McGill University and a diploma in advanced management from Harvard University.

He served as an independent board director in the audit committees and governance committees of large institutions over the years.

John Helou, Director

John Helou was President of Pfizer Canada for eight years until retirement in 2020. A seasoned biopharmaceuticals and biotech industry executive with over 37 years of experience. He was Chair of the Board of Directors for Pfizer Canada and the Canadian Hospira Healthcare Corporation (following the acquisition) until retirement. He has led a biotech commercial Startup, and managed multiple integrations, divestitures and reorganizations that have always focused on increased shareholder value, operational fluidity, and employee engagement. John has been a strong advocate for the life sciences sector and health care delivery with government and policy makers. He was actively involved in several industry, business, and community associations. He was Chair and later Vice Chair to the Board of Directors of Innovative Medicines Canada (IMC), member of the Board of Directors of BIOTECanada, a member of the Business Council of Canada, as well as Chair and Board member of the Advanced Coronary Treatment (ACT) Foundation. In 2014, he was inducted into the Canadian Marketing Hall of Fame.

Lisa Matar, Director

Lisa Matar is a Global Life Science executive with more than 25 years of experience leading organizations and driving significant growth, profitability, and launching excellence across the globe. During her 25-year career with Eli Lilly, she has held various senior roles in marketing, sales and General Management. Her extensive experience covers a variety of therapeutic areas such Oncology, Diabetes, Cardiology and Auto-Immunes in both Europe and Canada. She has most recently served as President and General Manager of Eli Lilly Canada from 2013 to February 2020 and was a member of the North American executive committee at Eli Lilly. She was a member of the 30% club Canada advocating growth through diversity. Lisa previously served on the board of directors of Innovative Medicine Canada (IMC) and is a past chair of the Ethical and Compliance committee at IMC. Lisa currently also serves on the board of Directors of Delphi

Diagnostics, Inc. Lisa graduated with a Doctorate in Pharmacy from St Joseph University, Lebanon.

Berthe Latreille, Director

Berthe Latreille’s career at JP Morgan spans over 30 years. She was a Managing Director and served as COO of EMEA Investment Banking for over 10 years. Berthe has frontline Pan- European business experience across all Corporate Finance Products, as well as strong regulatory, compliance, risk and governance capability. As COO, Berthe oversaw JPM EMEA’s investment bank operations. She was a change maker in operational areas including a reorganisation of the management of the analysts and associates, the set-up of the Centralised Research Group in Mumbai, the creation of the Diversity and Inclusion Council. She helped shape and drive forward critical strategic initiatives in ESG and Digital Investment Bank. Berthe served on the Board of JPMorgan Ireland Plc and was member of the audit committee. She is presently on the Advisory Board of UK start-ups Greeenworkx and CrowdSurf. Berthe has a BAA (Finance) from the University of Montréal (HEC) and speaks French, English and Italian.

Dr. Jacques Jolivet, Director

Jacques Jolivet M.D. is a medical oncologist with a background in the preclinical and clinical pharmacology of anticancer agents. Following a fellowship at the National Cancer Institute in Bethesda, MD from 1980 to 1983, he held research grants from the Medical Research Council of Canada and the National Cancer Institute of Canada from 1983 to 1998. Dr. Jolivet then transferred to the pharmaceutical industry occupying various positions in oncology drug development at BioChem Pharma Inc., Shire Pharmaceutical Development Inc. and Aegera Therapeutics Inc. He was also active as a consultant for various biotechnology and pharmaceutical companies and has extensive experience in clinical oncology Dr Jolivet has authored 97 scientific publications. He is currently Chief Medical Officer at Alethia Biotherapeutics Inc.

Pierre Dozois, Director and Corporate Secretary

Pierre Dozois, LLL (University of Montréal), MBA (Harvard Business School), co-founded BCF LLP in 1997 and lead its commercial and securities law practice and was instrumental in making BCF one the prominent business law firms in Québec. Having the benefit of more than 50 years of experience in several business law fields, his practice has been primarily focused on securities and mergers and acquisitions and on public and private financing. Mr. Dozois has, over the years, served, and still does, on several boards of directors of companies as well as non-profit and charitable organizations, both private and public, and still does.

Officers

Thierry Pagé, Executive Vice President and Chief Operating Officer

Thierry holds a Chemical Engineering degree from Polytechnique Montréal University (Canada) with graduate studies in applied sciences at the Université Catholique de Louvain (Belgium) and in Management at MIT Sloan, Cambridge (USA). Thierry is a seasoned executive with a successful track record in entrepreneurial management, technology development, commercialization and licensing, company operations, intellectual property, lean management and financing in several industries including high tech and health technologies. Before joining Starpax Biopharma, Mr. Pagé held a number of senior positions, including that of founding CEO at Odotech Inc. and Senior Director, Sciences & Engineering at Univalor (the Technology Transfer Office of Université de Montréal, Polytechnique Montréal, HEC and 6 affiliated research hospitals).

Andréanne M.Cyr, Vice President Finance and Administration

Andréanne is a CPA with over 10 years of experience in finance, accounting and administration, including holding positions as auditor and director of finance in various sectors. She studied at HEC Montréal, first completed a Bachelor's degree in Business Administration, major in accounting, and then a Graduate Diploma in Public Accounting. She worked for several years at Grant Thornton Montréal, notably as a director on audit files for public companies, Cree communities, insurance companies as well as international audit files. She has extensive expertise in International Accounting Standards (IFRS), financial reporting, financial analysis and business process optimization.

Dr. Sylvain Martel, Vice President Technology

Dr. Martel holds a Post Doctorate from the Massachusetts Institute of Technology (MIT) and a Doctorate Ph.D. in Electrical/Biomedical Engineering from McGill University. He has over 35 years of experience in R&D including 10 years at the Massachusetts Institute of Technology (MIT). Dr. Martel is the inventor of the PolarTrak and is considered a world-renowned expert in medical nanorobotics. He authored over 300 scientific publications and his work has been recognized and received several times prestigious awards such as the Queen Elizabeth II Diamond Jubilee Medal for excellence in scientific contributions and realizations.

Significant Employees

Dr. Marie Estelle Page Clisson, Director Biopharmaceutical Development

Pharmacist by training, she completed her Ph.D. in Pharmaceutical Science at Paris XI University, in addition to 4 years of Hospital residency program. She began her career in France working for Sanofi, Merck Generics and Mylan, for a total of more than 18 years. She moved to Canada 6 years ago to join Pharmascience. Over the years, she has developed a specific expertise in the Pharmaceutical Development of sterile products including the technical and regulatory aspect for EU, Australasia, and US submissions. She held varied management positions in R&D, Technology Services (Life Cycle Management, Technology Transfer) and Global Operations.

Dr. Mahmood Mohammadi, Director Microbiology Research and Development

Dr Mohammadi holds a Ph.D in microbiology and molecular genetics from Université Laval. For the past 22 years, Dr. Mohammadi has been working on predecessors of the Bn1-S bacterial transporter owned by Starpax Biopharma. He developed in laboratory the only steerable, self-propelled, magnetotactic and aerotactic bacterial transporter intended for the human body. Dr. Mohammadi is a world expert on the integration of magnetotactic bacteria as bio-actuators and controllable nano-self-propulsion systems for critical applications such as tumor targeting for enhanced therapeutic effects in cancer therapy. He has been cited more than 100 times in specialized scientific journals, documentaries and TV interviews, and contributed to more than 50 scientific papers on the subject.

Nathalie Rousseau, Director of the Bn1-S Bacteria and Starpax Magnetodrones Production Plant

Nathalie Rousseau holds a M.Sc. in Microbiology-Immunology from Laval University. She has been working in the pharmaceutical industry mainly in manufacturing of aseptic products, biologicals, and medical devices for more than 20 years. After a few years in Quality Assurance, she held management positions in manufacturing at Sabex, Biomatrix, Draxis and Telesta Pharma, where she was involved in a BLA submission. At Prometic Bioproduction, she managed BLA submissions as Regulatory Affairs Manager. She has a lot of experience in Chemistry, Manufacturing and Controls and excellent knowledge of American, Canadian, and European GMPs and was involved in several routine audits as well as Pre license inspections by the FDA.

Sébastien Naud, Director of Quality Assurance

Sébastien Naud has been working in the pharmaceutical and medical device industry for more than

20 years. He started his career in operations, specializing in developing, validating and continuously improving manufacturing, cleaning and sterilization processes for sterile injectables & vaccines industries (eg. Sandoz Canada, GSK). His experience led him to work as a quality expert on developing new medication and maintaining GMP in short life-cycle radiopharmaceutical manufacturing at Jubilant DraxImage. Sébastien Naud acted as a quality representative alongside Canadian and American agencies in routine GMP inspections and PAI inspections. Sébastien Naud holds a B.Sc in biochemistry from McGill University.

Dumitru Loghin, Director Electromagnetic Engineering and Medical Device

Mr. Loghin obtained his master’s degree in Biomedical Engineering in 2016 from Polytechnique Montréal University, and his bachelor’s degree in Electronic Engineering in 2004 from the Technical University of Moldova. He received training in nuclear resonance sequence programming for Siemens Magnetom and Ethics of animal research. Prior to joining Starpax, he was a Research Assistant at the Nanorobotics Laboratory, Department of Computer and Software Engineering, and the Institute of Biomedical Engineering at Polytechnique Montréal University, where he was responsible for the hardware and software development with several associated algorithms of an experimental platform that was a precursor to the Starpax PolarTrak 1000. He was also involved in the preclinical tests and R&D of several experimental platforms, where he is co-author of six research publications.

Dr. Maxime Latulippe, Director Artificial Intelligence & Algorithms

Dr. Maxime Latulippe holds a Ph.D. from Polytechnique Montréal University in biomedical engineering, specializing in innovative applications of robotics and artificial intelligence in life sciences. He also holds a degree in computer engineering and a master's degree in computer science from Université Laval. Maxime has developed the Artificial Intelligence of the Starpax PolarTrak for the magnetic guidance of Starpax Magnetodrones for targeted cancer treatment. Maxime has received several grants of excellence and awards, including a FRQNT doctoral research grant and the mention of excellence for his thesis.

Charles Tremblay, Director Medical Technologies

Charles Tremblay graduated from Polytechnique Montréal University (Canada), in Physics Engineering in 2003 and obtained a certification in bioethics from the Université de Montréal in 2009. With 20 years of R&D experience, he co-authored more than 25 peer-reviewed scientific and engineering conference and journal papers. For nearly two decades he acted as laboratory manager at the Nanorobotics laboratory at Polytechnique Montréal University. He acted also as a coordinator for the implementation of various specialized research experimental platforms and infrastructures including two versions of a clinical magnetic resonance imaging facility, robotics systems, magnetic navigation platforms, a 3D nanofabrication facility, a cell culture laboratory, and bioanalysis units, to name only some examples.

COMPENSATION OF DIRECTORS AND OFFICERS

Directors

Name	Capacity of Compensation	Cash Compensation	Other Compensation**	Total Compensation
Michael Gareau	Chairman of the Board of Directors	$0	$0	$0
André Monette	Director	$0	$0	$0
John Helou	Director	$0	$0	$0
Lisa Matar	Director	$0	$0	$0
Berthe Latreille	Director	$0	$0	$0
Dr. Jacques Jolivet	Director	$0	$0	$0
Pierre Dozois	Director	$0	$0	$0

*See “Stock Options” below

**The Company used the Black & Scholes stock option valuation model to provide the amounts in this column with respect to the Stock Options listed.

Officers

Name	Capacity of Compensation	Cash Compensation	Other Compensation**	Total Compensation

Michael Gareau	Founding- President and CEO	$355,728	$0	$355,728
Thierry Pagé	Executive VP and COO	$148,220	$0	$148,220
Jean-François Pruneau***	Executive VP and CFO	$77,744	$340,279*	$425,619
Dr. Sylvain Martel	Vice President Technology	$88,932	$0	$88,932
Andréanne M.Cyr	Vice President Finance and Administration	$125,987	$0	$125,987
Pierre Dozois	Corporate Secretary	$0	$0*	$0

*See “Stock Options” below

**The Company used the Black & Scholes stock option valuation model to provide the amounts in this column with respect to the Stock Options listed.

*** On December 22, 2023 the employment mandate of Mr. Jean François Pruneau, Executive VP and CFO of the Company, ended.

Stock Options

The Company does not have a formal employee stock option program in place as of the date of this Offering Circular. However, the Company has granted stock options pursuant to individual stock option agreements entered into with certain Directors, Officers, and employees. The Anti-dilution Agreement applies in accordance with its terms to all such stock options when exercised into Common Shares. The following table describes the stock options granted to Directors and Officers as of the date of this Offering Circular. Note that the Anti-dilution Agreement applies to the exercise of the Company’s stock options by optionees.

Name of Officer/Director	Total Stock Option Grant	Exercise Price Per Share (per Option)	Vested (as of date of 12/31/2024)	Next Vesting Date	# of Stock Options on Next Vesting Date
Jean-François Pruneau*	150,000	$0.0005	87,500	-	-
Andre Monette	105,000	$0.016	35,000	October 22, 2024	35,000
John Helou	105,000	$0.016	35,000	May 2, 2024	35,000
Lisa Matar	105,000	$0.016	35,000	October 22, 2024	35,000
Berthe Latreille	105,000	$0.016	35,000	October 22, 2024	35,000

Dr. Jacques Jolivet	105,000	$0.016	35,000	October 22, 2024	35,000
Pierre Dozois	105,000	$5.992	35,000	October 22, 2024	35,000
Andréanne M.Cyr	15,000	$5.992	0	October 22, 2025		15,000

 * On December 22, 2023 the employment mandate of Mr Jean François Pruneau, Executive VP and CFO of the Company, ended. All remaining unvested stock options were forfeited.

Aggregate Compensation to Directors

$355,728 was the salary paid to Michael Gareau in his capacity as an Officer of the Company (President and CEO) and not in his capacity as Director.

Item 4. Security Ownership of Management and Certain Security Holders

The following table encompasses the beneficial ownership of all Directors and Officers who own shares in the Company.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned	Amount and nature of beneficial ownership acquirable	Percent of Class***
Common Shares	Ipax 2 llp*	53,355,397	0	70.67%
Common Shares	Jean-François Pruneau	87,500	0	0.12%
Common Shares	Pierre Dozois**	250,000	105,000	0.33%

*Ipax 2 llp owns 70.67% of all Common Shares outstanding. Ipax 2 llp is owned 92.47% by MG Trust. Michael Gareau is a beneficiary of MG Trust. Michael Gareau is therefore the beneficial owner of 65.35% of the Company. Thierry Pagé (Executive VP and COO) is a beneficiary of a trust that owns 1.12% of Ipax 2 llp.

**Pierre Dozois is the owner of 130,000 Shares as an individual. An additional 120,000 Shares are owned by 9058-3444 Quebec Inc., controlled and owned by Pierre Dozois.

*** This column incorporates the percentage beneficially owned by these persons on a fully diluted basis (with all stock options exercised) and taking into account the anti-dilution agreement (see “Dilution” section above)

Addresses:

Ipax 2 llp: 2500-1100 boul. René-Lévesque West, Montréal (Québec), Canada, H3B 5C9

Jean-François Pruneau: 6615 rue Abrams, Montréal, Québec, Canada H4S 1V9

Pierre Dozois: 2500-1100 boul. René-Lévesque West, Montréal (Québec), Canada, H3B 5C9

Item 5. Interest of Management and Others in Certain Transactions

On November 23, 2022, the Company entered into an anti-dilution agreement between the Company and Ipax 2 llp. Subject to certain terms, this anti-dilution agreement avoids the dilution of the percentage of Shares that investors, excluding Ipax 2 llp, own in the Company when new Shares are issued from treasury.

This agreement includes a forced redemption option granted to the Company. Ipax 2 granted the Company an option (the "Forced Redemption Option") allowing the Company to redeem one share held by Ipax 2 in its share capital, for a price of $0.02 CAD per Share (approximately $0.014), upon each and every issue of a treasury share by the Corporation. Conversely, the Corporation undertakes to exercise the Forced Redemption Option upon each new issue of treasury shares, thus to buying back a number of shares held by Ipax 2 equal to the number of shares so issued. This agreement affects sales of the Shares through the Regulation A Offering. This means that for every sale of a Share through this Offering, the Company will pay $0.02 CAD (approximately $0.014) to Ipax 2 llp.

Ipax 2 llp (formerly Medpax Consortium S.E.C) is a related party of the Company as it has a controlling interest in the Company. In 2023, in accordance with the anti-dilution agreement, the Company repurchased 819,713 of the Common Shares for $12,000.

As of December 31, 2023, the Company has $8,000 due to Ipax 2 llp ($5,000 due as at December 31, 2022). As of December 31, 2023, Ipax 2 llp owned 70.67% of the Company (71.8% as of December 31, 2022). In 2022, in accordance with the anti-dilution agreement, the Company repurchased 854,915 of the =Common Shares for $13,000. Please see note 13 of the 2023 audited financial statements for further detail on the Class B Common Shares issued to Ipax 2 llp

BCF LLP legal fees

BCF LLP is a law firm located in Montreal, Quebec, Canada. Pierre Dozois is a partner in this law firm and has performed legal services for the Company since its inception. Over the past three completed fiscal years, BCF LLP has billed the Company legal fees as follows:

Fiscal Year	Total Billed CAD (USD*)
2021	$143,191.64 ($114,266.92)
2022	$180,722.54 ($139,011.78)
2023	$213,858.08 ($158,490.22)

*based on the average exchange rate for that Fiscal Year.

Item 6. Other Information

Item 7. Financial Statements

Financial statements
Starpax Biopharma Inc.

December 31, 2023 and 2022
(In thousands of United States dollars)

Report of Independent Registered Public Accounting Firm	1
Statement of financial position	2
Statement of loss and comprehensive loss	3
Statement of changes in shareholders' equity	4
Statement of cash flows	5
Notes to the financial statements	6-27

RICHTER
BUREAU FAMILIAL | D'AFFAIRES
BUSINESS | FAMILY OFFICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Starpax Biopharma Inc.

Opinion on the financial statements

We have audited the accompanying statements of financial position of Starpax Biopharma Inc. (the "Company") as of December 31, 2023, the related statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company does not have sufficient existing cash to support operations for at least the next year following the issuance of these financial statements which raises doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Richter LLP

We have served as the Company's auditors since 2023.

April 26, 2024
Montreal, Québec

MONTRÉAL
1981 McGill College
Montréal QC H3A 0G6
514.934.3400

TORONTO
181 Bay St., #3510
Bay Wellington Tower
Toronto ON M5J 2T3
416.488.2345

CHICAGO
200 South Wacker Dr., #3100
Chicago, IL 60606
312.828.0800

RICHTER.CA

Starpax Biopharma Inc.

Statement of financial position

As at December 31, 2023 and 2022

(Expressed in thousands of United States dollars, except per share data and where specified)

	Notes	2023 $	2022 $
Assets			
Current assets			
Cash		**1,423**	3,390
Grants receivable	7	**2,119**	2,586
Other receivables	6	**265**	395
Prepaid expenses and other assets		**330**	166
Total current assets		**4,137**	6,537
Non-current assets			
Property, plant and equipment	8	**20,231**	18,447
Intangible assets	10	**1,104**	986
Deferred financing costs		**467**	528
Security deposits		**7**	13
Total assets		**25,946**	26,511
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	11	**6,385**	3,811
Current portion of lease liabilities	9	**96**	83
Current portion of long-term debt	12	**1,398**	—
Total current liabilities		**7,879**	3,894
Non-current liabilities			
Lease liabilities	9	**595**	675
Long-term debt	12	**6,612**	5,577
Total liabilities		**15,086**	10,146
Shareholders' equity			
Share capital	13	**39,575**	35,665
Contributed surplus	14	**3,045**	841
Accumulated deficit		**(31,112)**	(19,184)
Other comprehensive (loss) income		**(648)**	(957)
Total shareholders' equity		**10,860**	16,365
Total liabilities and shareholders' equity		**25,946**	26,511

Going concern (Note 2)
Commitments (Note 22)
Subsequent events (Note 25)

The accompanying notes are an integral part of these financial statements.

2

Starpax Biopharma Inc.
Statement of loss and comprehensive loss
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, except per share data and where specified)

	Notes	2023 $	2022 $
Expenses			
General and administrative		**(4,414)**	(2,599)
Research and development		**(6,171)**	(4,950)
Depreciation of property, plant and equipment	8	**(1,314)**	(982)
Amortization of intangible assets	10	**(13)**	(9)
Loss on sale of property, plant and equipment		—	(3)
Total expenses		**(11,912)**	(8,543)
Net financial expenses		**(4)**	(100)
Loss before income tax		**(11,916)**	(8,643)
Income tax expense (recovery)	17	—	—
Net loss		**(11,916)**	(8,643)
Other comprehensive income (loss)			
Items that may be reclassified subsequently to income or loss			
Foreign currency translation differences		**310**	(1,141)
Comprehensive loss		**(11,606)**	(9,784)
Loss per share			
Basic and diluted	18	**(0.16)**	(0.11)
Weighted average number of common shares		**75,500,000**	75,500,000

The accompanying notes are an integral part of these financial statements.

3

Starpax Biopharma Inc.
Statement of changes in shareholders' equity
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, except per share data and where specified)

	Notes	Share capital $	Contributed surplus $	Accumulated deficit $	Other comprehensive (loss) income $	Total shareholders' equity $
Balance as at December 31, 2021		31,236	—	(10,528)	184	20,892
Net loss		—	—	(8,643)	—	(8,643)
Foreign currency translation differences		—	—	—	(1,141)	(1,141)
Common share issuance, net of issuance costs	13	4,429	—	—	—	4,429
Common share repurchase	13	—	—	(13)	—	(13)
Share-based compensation	14	—	841	—	—	841
Balance as at December 31, 2022		35,665	841	(19,184)	(957)	16,365
Net loss		—	—	(11,916)	—	(11,916)
Foreign currency translation differences		—	—	—	309	309
Common share issuance, net of issuance costs	13	3,910	—	—	—	3,910
Common share repurchase	13	—	—	(12)	—	(12)
Share-based compensation	14	—	2,204	—	—	2,204
Balance as at December 31, 2023		**39,575**	**3,045**	**(31,112)**	**(648)**	**10,860**

The accompanying notes are an integral part of these financial statements.

4

Starpax Biopharma Inc.
Statement of cash flows
For the years ended December 31, 2023 and 2022
(Expressed in thousands of United States dollars, except per share data and where specified)

	Notes	2023 $	2022 $
Operating activities			
Net loss		**(11,916)**	(8,643)
Items not affecting cash			
Depreciation of property, plant and equipment	8	**1,314**	982
Amortization of intangible assets	10	**13**	9
Share-based compensation	14	**2,189**	841
Interest income		**(16)**	(27)
Interest expense		**(97)**	118
Loss on disposal of property, plant and equipment		**-**	3
Changes in non-cash working capital items	19	**2,437**	3,249
Interest paid		**16**	12
Interest received		**23**	27
Net cash flows used in operating activities		**(6,037)**	(3,429)
Investing activities			
Purchase of property, plant and equipment	8	**(1,531)**	(9,978)
Grants received		**-**	194
Acquisition of intangible assets	10	**(59)**	(106)
Net cash flows used in investing activities		**(1,590)**	(9,890)
Financing activities			
Repayment of long-term debt		**(1,471)**	—
Proceeds from long-term debt	12	**3,109**	5,097
Transaction costs paid		**(10)**	(551)
Proceeds from issuance of class A common shares	13	**4,343**	4,733
Repurchase of class B common shares	13	**(12)**	(13)
Share issuance costs	13	**(433)**	(304)
Payment of principal portion of lease liabilities	9	**(163)**	(129)
Net cash flows from financing activities		**5,363**	8,833
Effect of foreign exchange rate changes on cash		**297**	(16)
Decrease in cash during the year		**(1,967)**	(4,502)
Cash, beginning of year		**3,390**	7,892
Cash, end of year		**1,423**	3,390

The accompanying notes are an integral part of these financial statements.

5

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

1. Corporate information

Starpax Biopharma Inc. (the "Company"), incorporated under the Business Corporations Act (Québec) on December 19, 2017, conducts research into the eradication of solid cancerous tumors and started operations in March 2018.

The financial statements of Starpax Biopharma Inc. were authorized for issue in accordance with a resolution of the directors on April 25, 2024. The registered office is located at 2500-1100 René-Lévesque Boulevard, Montreal, Québec, Canada.

2. Going Concern

3. Summary of significant accounting policies

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of measurement

The financial statements have been prepared on the historical cost basis.

6

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

3. Summary of significant accounting policies (continued)

Foreign currency

Functional and presentation currency

The Company's functional currency is Canadian dollars. These financial statements are presented in United States dollars which is the presentation currency of the Company, and all values are rounded to the nearest thousand ($000), except per share data and when otherwise indicated. The Company has adopted the United States dollar as its presentation currency as it is the most commonly used reporting currency in its industry.

Monetary assets and liabilities are translated into the functional currency using the exchange rate in effect at year end. Other assets and liabilities are translated at the prevailing historical rates at the time of the transaction. Expenses are translated at the exchange rates in effect on the transaction date. Exchange gains and losses are recorded in net financial expenses in the statements of loss and comprehensive loss.

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the Company, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in profit or loss. Non-monetary items are not retranslated at the period-end. They are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

Segments

The Company has determined that its chief executive officer is the chief operating decision maker (CODM). The Company operates and manages the business as one reporting and one operating segment, which is the business of developing a non-systemic cancer treatment technology. The Company's CODM reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. All the Company's assets are located in Canada.

Cash

Cash consists solely of cash on hand and balances with banks.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset. Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives once available for use as follows:

Furniture and office equipment	Straight-line	5 years
Laboratory equipment	Straight-line	10 years
Computer equipment	Straight-line	3 to 4 years
Leasehold improvements	Straight-line	Lease duration

Depreciation methods, useful lives and the residual values of property, plant and equipment are reviewed at each reporting date for any change in circumstances and are adjusted if appropriate.

7

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

3. Summary of significant accounting policies (continued)

Property, plant and equipment and depreciation (continued)

The Company is currently constructing a manufacturing plant which is considered a plant-under-construction. All costs directly attributable to bring the plant to the condition necessary for it to be capable of operating in the manner intended by management are recorded at cost. Each significant part of the plant will be depreciated separately. Deprecation for each significant part of the plant is recorded over the useful life will begin when available for use.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities representing obligations to make lease payments and right-of-use assets representing the right to use the underlying assets.

The right-of-use assets are presented within property, plant and equipment.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end date of the lease term as follows:

Lift	Straight-line	5 years
Building	Straight-line	Lease duration
Vehicles	Straight-line	3 years

The right-of-use assets are also subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date when the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

8

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

3. Summary of significant accounting policies (continued)

Borrowing costs

Borrowing costs directly attributable to the construction of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Intangible assets

License		Indefinite
Intellectual properties	Straight-line	20 years
Trademark		Indefinite

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Management monitors the progress of each internal research and development project. Development costs will be recognized as an asset when the following criteria are met: (i) technical feasibility; (ii) management's intention to complete the project; (iii) the ability to use or sell; and (iv) the ability to generate future economic benefits; (v) availability of technical and financial resources; (vi) ability to measure the expenditures reliably. During the period of development, the asset is tested for impairment annually. Research costs are expensed as incurred.

The Company made upfront payments to acquire licenses, intellectual properties and trademarks. The licenses, including the licenses for the use of intellectual properties, and trademarks have been granted for periods ranging between five and ten years by the relevant government agency with the option of renewal at the end of this period. These licenses and trademarks may be renewed at little or no cost to the Company. As a result, those licenses and trademarks are assessed as having an indefinite useful life.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

Property, plant and equipment and intangible assets are reviewed for impairment when events or circumstances indicate that carrying value may not be recoverable. The Company assesses at each reporting date whether any such events or changes in circumstances exist.

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units – CGUs). The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant assets of the CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses for potential reversals when events or circumstances require such consideration.

9

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

3. Summary of significant accounting policies (continued)

Investment tax credits and other government grants

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received. Loans received at below market interest rate are treated in the same manner. The benefit of the below market interest rate is recorded as a reduction of the related expense or cost of the asset acquired.

Grants that compensate the Company for expenses incurred are recognized in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in reduction of the cost of the asset and are depreciated on a systematic basis over the useful life of the asset.

The Company incurs research and development expenditures which are eligible for scientific research and experimental development (SR&ED) and investment and innovation tax credits. Refundable investment tax credits are recorded as SR&ED or investment and innovation tax credits in the statements of loss and comprehensive loss when there is reasonable assurance that the credits will be realized. Non-refundable SR&ED and investment and innovation tax credits, which are deductible against income taxes otherwise payable, are recorded as a reduction of the related expenses or cost of asset(s) when there is reasonable assurance that the credits will be realized.

The tax credits recorded are based on management's best estimate of amounts expected to be recovered and are subject to audit by taxation authorities. To the extent that actual tax credits differ from the estimate, those differences are recorded in the period of assessment by taxation authorities as an adjustment of the items to which they relate.

Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provision of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

Financial instruments are classified into the following specified categories: amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. The Company's financial instruments have been classified as follows:

10

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

3. Summary of significant accounting policies (continued)

Financial instruments (continued)

Financial instruments	Classification
Financial assets	
Cash	Amortized cost
Other receivables	Amortized cost
Financial liabilities	
Accounts payable and accrued liabilities	Amortized cost
Lease liabilities	Amortized cost
Long-term debt	Amortized cost

A financial asset is measured at amortized cost if it is held within a business model of holding financial assets and collecting contractual cash flows and those cash flows are comprised solely of payments of principal and interest. A financial asset is measured at FVTOCI if the financial asset is held within a business model of both collecting contractual cash flows and selling the financial assets or through an irrevocable election for equity instruments that are not held for trading. All other financial assets are measured at FVTPL.

Financial assets can only be reclassified when there is a change to the business model within which they are managed. Such reclassifications are applied on a prospective basis. Financial assets are derecognized only when the contractual rights to the cash flows from the asset expire, or when the Company transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designated a financial liability at FVTPL. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognized in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

Deferred financing costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process debt financings and anticipated equity offerings as deferred financing costs and will be offset against proceeds upon the consummation of the offerings. In the event an anticipated offering is terminated, deferred financing costs will be expensed. These costs are included in deferred financing costs.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable income for the year. Taxable income differs from "income before tax" as reported in the statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the year.

11

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

3. Summary of significant accounting policies (continued)

Income taxes (continued)

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent it is probable taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the taxable income nor the accounting income.

The carrying amount of deferred tax assets is reviewed at the end of each year and reduced to the extent it is not probable sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the year.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the year, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred taxes are recognized in net loss, except when they relate to items that are recognized in other comprehensive loss or directly in equity, in which case the current and deferred taxes are also recognized in other comprehensive loss or directly in equity, respectively.

Loss per share

Basic loss per share is calculated by dividing net loss attributable to the Class A and B common shareholders of the Company by the basic weighted-average number of outstanding common shares. Except for the repurchase option, the Company's Class A and Class B common shares have the same rights, are equal in all respects, and are otherwise treated as if they were one class of shares, including the treatment for the loss per share calculations. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Consequently, there is no difference between basic loss per share and diluted loss per share.

Share capital

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs.

Share-based payment transactions

Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market conditions on the grant date. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

12

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

3. Summary of significant accounting policies (continued)

Other elements of equity:

Accumulated deficit includes all current and prior year retained losses.

Other comprehensive (loss) income includes all foreign currency translation adjustments.

Employee Benefits

The Company has a post-retirement defined contribution plan. The Company pays contributions to a group registered retirement savings plan ("RRSP") on a mandatory, contractual basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

4. Significant accounting judgments, estimates and assumptions

The preparation of the financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, expenses and disclosure of contingent assets and liabilities. Actual results may differ from these estimates. Significant assumptions about the future and other sources of estimation and judgment uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to:

Going concern

The assumption that the Company will be able to continue as a going concern is subject to estimates and judgement by management including the Company's short and long-term operating budget, expected profitability, investing and financing activities, and management's strategic planning.

Fair value measurement of non-interest-bearing debt

The Company has estimated, on initial recognition, the fair market value of certain debts that do not have a defined coupon rate, using a comparative interest rate for similar liabilities and a discounted cash flow to determine a reasonable present value. Additional details on debt are disclosed in Note 12.

Intangible assets

In applying its accounting policy for costs to be capitalized as intangible assets, the Company must determine whether the criteria for capitalization have been met. The most subjective judgement is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including expected market demand, cost and future economic conditions.

Income taxes

The recognition of deferred tax assets requires the Company to assess future taxable income available to utilize deferred tax assets related to deductible or taxable temporary differences. The Company considers the nature and carry-forward period of deferred tax assets, the Company's recent earnings history and forecast of future earnings in performing this assessment.

13

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

4. Significant accounting judgments, estimates and assumptions (continued)

Leases

Leases requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If the rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases as the implicit rates are not readily available as information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leases assets is not available. The Company determines the incremental borrowing rate as the interest rate of the Company would pay to borrow over a similar economic environment. Leases also requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

Investment tax credits recoverable

The recognition of investment tax credits recoverable requires the Company to assess future tax payable available to utilize the investment tax credits. The Company considers the carry-forward period of the investment tax credits, the Company's forecast of future earnings in performing this assessment. The Company determines the value of effort expended towards research and development projects that qualify for investment tax credits and calculates the estimated recoverable to be recognized. The allocation of direct salaries to qualifying projects is derived from time records and assessment by management. The actual investment tax credits claimed and realized may differ from the estimate based on the final tax returns and review by tax authorities.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. See Note 3 for more detail.

Share based compensation

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over their respective vesting periods. The fair value of options is measured at the date of grant using the Black-Scholes option pricing model and recorded as a compensation expense in the period the options are vested, or the performance is complete. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

5. Future accounting standard changes

The IASB has issued several new standards and amendments that will be effective on various dates. None of these standards or amendments to existing standards have been adopted early by the Company and no interpretations have been issued that are applicable and need to be taken into consideration by the Company at either reporting date. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group's consolidated financial statements.

14

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

6. Other receivables

	2023	2022
	$	$
Other receivable	**94**	30
Sales tax recoverable	**171**	365
	265	395

7. Grants receivable

	2023	2022
	$	$
Research and development tax credits receivable	**1,612**	2,178
Investment and innovation tax credits receivable	**507**	408
	2,119	2,586

8. Property, plant and equipment

The following table presents the property, plant and equipment for the Company:

	Furniture and office equipment	Computer equipment	Leasehold Improvements	Right-of-use-assets – Lift	Right-of use-assets - Buildings	Laboratory Equipment	Right-of-use assets – Vehicles	Total
	$	$	$	$	$		$	$
Cost								
Balance as at December 31, 2021	81	111	7,706	—	730	2,550	41	11,219
Additions	54	61	7,928	31	165	1,375	—	9,614
Dispositions	—	—	(4)	—	—	—	—	(4)
Foreign exchange	(7)	(10)	(806)	(1)	(53)	(217)	(3)	(1,097)
Balance as at December 31, 2022	128	162	14,824	30	842	3,708	38	19,732
Accumulated depreciation								
Balance as at December 31, 2021	18	23	—	—	164	153	10	368
Depreciation	20	38	567	—	72	271	14	982
Dispositions	—	—	—	—	—	—	—	—
Foreign exchange	(2)	(3)	(22)	—	(14)	(22)	(2)	(65)
Balance as at December 31, 2022	36	58	545	—	222	402	22	1,285
Net carrying value as at December 31, 2022	**92**	**104**	**14,279**	**30**	**620**	**3,306**	**16**	**18,447**

15

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

8. Property, plant and equipment (continued)

	Furniture and office equipment	Computer equipment	Leasehold Improvements	Right-of-use-assets – Lift	Right-of use-assets - Buildings	Laboratory Equipment	Right-of-use assets – Vehicles	Total
	$	$	$	$	$		$	$
Cost								
Balance as at December 31, 2022	128	162	14,824	30	842	3,708	38	19,732
Additions	31	73	1,824	—	—	703	—	2,631
Dispositions	—	—	—	—	—	—	—	—
Foreign exchange	4	6	391	1	19	101	1	523
Balance as at December 31, 2023	163	241	17,039	31	861	4,512	39	22,886
Accumulated depreciation								
Balance as at December 31, 2022	36	58	545	—	222	402	22	1,285
Depreciation	29	64	696	6	92	414	13	1,314
Dispositions	—	—	—	—	—	—	—	—
Foreign exchange	2	3	27	1	6	16	1	56
Balance as at December 31, 2023	67	125	1,268	7	320	832	36	2,655
Net carrying value as at December 31, 2023	**96**	**116**	**15,771**	**24**	**541**	**3,680**	**3**	**20,231**

A total of $11,964 of the leasehold improvements are under construction as at December 31, 2023.

Additions recognized in the statements of cash flow:

	2023	2022
	$	$
Additions	**2,631**	9,614
Right-of-use additions	—	(196)
Unpaid as at December 31, 2021	—	1,688
Unpaid as at December 31, 2022	**1,629**	(1,629)
Unpaid as at December 31, 2023	**(2,248)**	—
Other reimbursements	**182**	—
Grants	**507**	508
Borrowing costs	**(785)**	(257)
Effect of foreign exchange	**(385)**	250
	1,531	9,978

9. Leases

On October 1, 2019, the Company commenced a facility property lease with a five-year-term and an option to extend for a maximum of 5 years.

On March 23, 2021, the Company commenced a vehicle lease with a three-year term.

On December 7, 2022, the Company commenced a lift truck lease with a five-year term.

On December 19, 2022, the Company commenced a facility property lease with a 22-months-term and an option to extend for a maximum of 5 years.

On February 26, 2024, the Company signed the extension of the lease for a five-year term commencing on October 1, 2024 and two options to extend for a maximum of five years each. The Company have determined that the extension options are reasonably certain to be exercised.

16

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

9. Leases (continued)

The extension of the lease will increase the right-of-use assets and the lease liabilities of $1,989 in October 2024.

The Company also has certain leases of machinery with lease terms of 12 months or less and leases of office equipment with low value. The Company applies the 'short-term lease' and 'lease of low-value assets' recognition exemptions for these leases.

Amounts recognized in the statements of loss and comprehensive loss:

	2023	2022
	$	$
Depreciation expense of right-of use assets	**111**	86
Interest expense on lease liability	**81**	67
Variable rent expense	**109**	90
Expenses relating to short-term leases	**38**	23
Expenses related to low-value leases	**—**	—
	339	266

Change in the lease liability for years ended December 31, 2023 and 2022 is as follows:

	2023	2022
	$	$
Beginning balance, as at January 1	**758**	589
Additions	**—**	196
Interest expense	**81**	67
Lease payments	**(163)**	(129)
Foreign exchange	**15**	35
Ending balance, as at December 31	**691**	758
Current	**96**	83
Non-current	**595**	675

The maturity analysis of lease liabilities is disclosed in Note 20.

When measuring lease liabilities, the Company discounted lease payments using either its implicite rate or its incremental borrowing rate ranging between 4.9% to 12.64% (2022 – between 4.9% to 12.64%).

Borrowing costs of $104 (nil as at December 31, 2022) were capitalized during the year.

17

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

10. Intangible assets

The following tables presents the intangible assets for the Company:

	License and intellectual properties	Trademarks	Total
	$	$	$
Cost			
Balance as at December 31, 2021	918	21	939
Additions	108	12	120
Foreign exchange	(63)	(2)	(65)
Balance as at December 31, 2022	963	31	994
Accumulated amortization			
Balance as at December 31, 2021	—	—	—
Amortization	9	—	9
Foreign exchange	(1)	—	(1)
Balance as at December 31, 2022	8	—	8
Net carrying value as at December 31, 2022	955	31	986

	License and intellectual properties	Trademarks	Total
	$	$	$
Cost			
Balance as at December 31, 2022	963	31	994
Additions	102	4	106
Foreign exchange	25	1	26
Balance as at December 31, 2023	1,090	36	1,126
Accumulated amortization			
Balance as at December 31, 2022	8	—	8
Amortization	13	—	13
Foreign exchange	1	—	1
Balance as at December 31, 2023	22	—	22
Net carrying value as at December 31, 2023	1,068	36	1,104

During the year ended December 31, 2023, the Company acquired intangibles in the amount of $100 ($120 in 2022), of which an amount of $45 was unpaid as at December 31, 2023 ($14 in 2022).

11. Accounts payable and accrued liabilities

	2023	2022
	$	$
Accounts payable and accrued liabilities	**6,096**	3,602
Wages and vacation payable	**281**	202
Other	**8**	7
	6,385	3,811

Information about the Company’s exposure to currency and liquidity risk is included in Note 20.

18

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

12. Long-term debt (continued)

13. Share capital

On January 19, 2023, the Company amended its Articles (i) converting all outstanding Class A Common Shares and Class B Common Shares into shares of a single class called common shares ("Common Shares") and (ii) executing a 5:1 stock split, subdividing all its issued and outstanding Common Shares into five (5) such Common Shares. The number of shares have been retroactively adjusted to account for the stock split of 5:1 that took place on January 19, 2023.

The Company has authorized the following class of share capital:

Authorized

Unlimited Common shares, voting, participating, no par value. The Company has the option (forced repurchase option) to repurchase a Common share held by IPAX 2 llp in its share capital for CAD $0.02 per share, concurrently with each issuance of a share by the Company and up to the number of Common shares in the Company's share capital. Similarly, it undertakes to exercise the forced repurchase option upon each issuance of shares and repurchase a number of Common shares held by IPAX 2 llp equal to the number of shares issued, no more and no less. In no event shall the number of issued and outstanding shares of the Company exceed 75,500,000 while the forced repurchase option is in effect. The forced repurchase option will cease to be in effect upon the earlier of the following two events:

- The cumulative amount of subscription proceeds for shares of the Company, donations from private sources, profits made and dividends paid combined have reached CAD $88 million.
- The Company will have achieved commercialization of its developed treatment technology.

Type of share	**2023 Quantity**	**2023 Carrying value $**	2022 Quantity	2022 Carrying value $
Company's share capital common shares				
Balance, beginning of year	**75,500,000**	**35,665**	75,500,000	31,236
Issuance of shares	**819,713**	**3,910**	854,915	4,429
Repurchase of shares	**(819,713)**	**—**	(854,915)	—
Balance, end of year	**75,500,000**	**39,575**	75,500,000	35,665

20

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

13. Share capital (continued)

14. Share-based compensation

Share options and weighted average exercise prices per share options are as follows for the reporting periods presented:

	2023		2022	
	Number of outstanding share options	**Weighted average exercise price**	Number of outstanding share options	Weighted average exercise price
Outstanding at beginning of year	**705,000**	**1.03**	—	—
Granted	**75,000**	**0.00**	730,000	0.99
Forfeited	**(62,500)**	**0.00**	—	—
Exercised	**(62,500)**	**0.00**	(25,000)	0.00
Outstanding at end of year	**655,000**	**1.11**	705,000	1.03
Exercisable at end of year	**210,000**	**1.01**	—	—

The following table provides outstanding share options information as at December 31, 2023:

Grant date	**Expiry date**	**Number of granted share options**	**Number of exercisable share options**	**Exercise price per share options $**	**Remaining life (years)**
November 22, 2022	July 1, 2030	10,000	—	0.01	6.50
November 22, 2022	November 21, 2032	645,000	210,000	1.12	8.90
		655,000	210,000	1.11	8.86

The following table provides the weighted average fair value of share options granted:

	2023 $	2022 $
Weighted average fair value of share options granted	**5.93**	5.43

The fair value of each share option granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2023	2022
Weighted average expected dividend yield	**0%**	0%
Weighted average share price at grant date	**$5.94**	$5.84
Range of expected volatility (1)	**68.8%**	71.2% – 73.5%
Range risk-free interest rate	**2.6%**	1.82% - 3.41%
Weighted average exercise price at grant date	**$0.00**	$0.99
Weighted average expected life	**6.08 years**	5.68 years

(1) The volatility was determined as per a combination of the volatility of the biotech index and an average of the volatility of comparable publicly traded companies.

21

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

14. Share-based compensation (continued)

In total, $2,204 ($841 as at December 31, 2022) of share-based compensation expense has been recognized in the statement of loss and comprehensive loss.

15. Capital management

The Company's objectives in managing capital are to ensure sufficient liquidity to meet financial obligations when due and to execute its operating and strategic plans and to provide returns to its shareholders. The capital structure of the Company consists of net borrowings and lease liabilities (disclosed in Notes 12 and 9), equity of the Company comprising of issued capital (disclosed in Note 13), accumulated deficit and other comprehensive (loss) income. The Company is not subject to any externally imposed capital requirements.

The Company manages its capital with the intent of maintaining a flexible capital structure that optimizes the cost of capital at an acceptable risk. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, and acquire or dispose of assets, all of which are subject to market conditions and the terms of the underlying third-party agreements. The Company monitors its capital by analyzing its monthly cash consumption and short-term commitments related to its financial liabilities. The total capital as at December 31, 2023 and 2022 is calculated as follows:

	2023	2022
	$	$
Non-current liabilities comprising lease liabilities and debt	**7,207**	6,330
Current portion of lease liability and debt	**1,494**	83
Shareholders' equity	**10,635**	16,365
	19,336	22,778

16. Expenses by nature

The following table presents expenses of the Company for the years ended December 31, 2023 and 2022.

	2023	2022
	$	$
Employee compensation	**4,187**	3,059
Employee benefits	**69**	38

Note, the employee benefits are the amount related to the defined contribution plan described in Note 3.

22

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

17. Income tax expense

The reconciliation of income taxes at Canadian statutory rate with the reported loss is as follows:

	2023 $	2022 $
Loss before income tax	**(12,137)**	(8,643)
Income tax recovery at statutory rate of 26.5% (26.5% in 2022)	**(3,216)**	(2,290)
Change resulting from the tax effect of:		
Variation of unrecognized deferred tax assets	**2,659**	2,096
Permanent differences and others	**557**	194
Income tax expense (recovery)	**—**	—

Deferred income taxes reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities which are not recognized in the statement of financial position:

	2023 $	2022 $
Non capital losses carry forward	**22,804**	16,096
Research and development expenses	**10,127**	6,846
Property, plant and equipment	**(5,898)**	(808)
Right of use assets	**(554)**	(694)
Lease liabilities	**678**	789
Intangible assets	**(1,082)**	(1,027)
Share issuance costs	**837**	983
Investment tax credits taxable in a future year	**(641)**	(840)
Deferred tax assets not recognized	**(26,271)**	(21,345)
	—	—

The Company recognizes deferred tax assets to the extent that it is probable that future taxable profit will be available against which the Company can utilize the benefits of the deductible temporary differences and unused tax losses. Accordingly, the future benefit of the deferred tax assets has not been recognized. The non-capital losses carry forward will expire between 2038 to 2043.

18. Loss per share

The calculation of basic and diluted earnings per share has been based on the following loss attributable to ordinary shareholders and weighted average number of shares outstanding. In the years ended December 31, 2023 and 2022 all the basic loss per share is equal to the diluted loss per share as there were no potentially dilutive instruments in these periods:

Basic and dilutive loss per share

Loss attributable to common shares

	2023 $	2022 $
Loss attributable to ordinary shareholders	**(11,916)**	(8,643)
Weighted-average number of common shares	**75,500,000**	75,500,000
Basic and dilutive loss per share	**(0.16)**	(0.11)

23

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

19. Supplemental cash flow information

The table below disclose the changes in non-cash working capital balances related to operations activities:

	2023	2022
	$	$
Decrease (increase) in		
Grant receivables	**1,016**	773
Other receivables	**136**	1,187
Prepaid expenses	**(156)**	(141)
Other assets	**7**	10
Increase in		
Accounts payable and accrued liabilities	**1,434**	1,420
Total	**2,437**	3,249

20. Financial instruments and risk management

The Company is exposed to the following various financial risks through transactions in financial instruments:

a) *Liquidity risk*

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is therefore exposed to liquidity risk with respect to all of the financial liabilities recognized on the statements of financial position.

The Company manages its liquidity by monitoring it operating requirements. The Company prepares budget and cash forecasts to ensure it has sufficient funds to fulfill its obligations.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments, as at December 31, 2023:

	Carrying amount $	**Contractual cash flows $**	**Less than a year $**	**Between 1 and 2 years $**	**More than 2 years $**
Accounts payable and accrued liabilities	**6,385**	**6,385**	**6,385**	**—**	**—**
Long-term debt	**8,010**	**12,516**	**1,398**	**—**	**11,118**
Lease liabilities	**691**	**927**	**168**	**332**	**427**

As at December 31, 2022:

	Carrying amount $	Contractual cash flows $	Less than a year $	Between 1 and 2 years $	More than 2 years $
Accounts payable and accrued liabilities	3,811	3,811	3,811	—	—
Long-term debt	5,655	6,069	—	—	6,069
Lease liabilities	758	1,064	163	322	579

24

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

20. Financial instruments and risk management (continued)

b) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk arises principally from the Company's cash, and long-term deposits. The carrying amounts of these financial assets represent the maximum credit exposure.

The credit risk associated with cash is limited because it is maintained with a reputable Canadian chartered bank and as a result management believes the risk of loss to be remote.

c) Market risks

Market risk is the risk that the Company will incur losses arising from adverse changes in underlying market factors, including interest and foreign currency exchange rates.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rate. The Company's exposure to interest rate risk as at December 31, 2023, and 2022 is relating to the financing agreement with Investissement Québec bearing interest at 10% per annum.

(ii) Foreign currency risk

The risk around foreign currency exchange rates is not considered significant for the years ended December 31, 2023 and 2022 as the foreign currency exposure is minimal.

d) Fair value

Estimated fair values for financial instruments are designed to approximate amounts at which the instruments could be exchanged in a current arm's-length transaction between knowledgeable willing parties.

The Company classifies and discloses fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

Level 1 – Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The Company has determined that the carrying amounts of its financial assets and financial liabilities measured at amortized cost approximate their fair value given their short-term nature with the exception of long-term debt. Long term debt received at below market interest rate is initially measured at fair value with the benefit of the below market interest rate recorded as a reduction of the related expense or cost of the asset acquired and subsequently measured at amortized cost.

25

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

21. Related party transactions

Ipax 2 llp, is a related party of the Company as it has a controlling interest in the Company. In 2023, the Company repurchased 819,713 of these shares for $12, in 2022 repurchased 854,915 shares for $13. As at December 31, 2023, the Company has a due of $8 to Ipax 2 llp ($5 as at December 31, 2022). As at December 31, 2023, Ipax 2 llp owned 71% of the Company. Please see Note 13 for further detail on Common shares issued to Ipax 2 llp.

Transactions with key management personnel

The Company's key management personnel are members of senior management, executive and non-executive and board of directors, who have the power and responsibility to plan, manage and control the Company's operations.

The transactions with key management personnel of the Company is as follows:

	2023	2022
	$	$
Salary and other short-term benefits	**671**	691
Share-based compensation	**2,155**	833

22. Commitments

As at December 31, 2023, the Company had issued capital commitments totaling $5,720 to various suppliers in connection with its operation and the establishment of a pilot plant.

23. Government grants

Repayable Contribution Agreement

On May 15, 2020, the Company entered into an interest-free repayable contribution agreement with the Economic Development Agency of Canada for the Regions of Québec. The benefit of the below-market interest rate is accounted for as a grant. See Note 12 for more detail.

Government assistance

The Company incurred research and development expenditures which are eligible for tax credits. The tax credits recorded are based on management's estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the year ended December 31, 2023, the Company recorded provision for refundable tax credits of $1,580 (December 31, 2022 - $1,653). This amount has been recorded as a reduction of research and development expenses for the year. Total research and development costs before tax credits applied for the year ended December 31, 2023 was $4,878 (December 31, 2022 - $6,501). The Company also received, $507 of innovation tax credits, which were recorded as a reduction of laboratory equipment costs (December 31, 2022 - $240).

24. Reclassification of prior year

As of December 31, 2022, the deferred financing costs totalling $77 related to the long-term debt were reclass from the non-current assets to the long-term debt to conform to the current period presentation.

25. Subsequent events

26

Starpax Biopharma Inc.
Notes to the financial statements
December 31, 2023 and 2022
(Expressed in thousands of US dollars, except per share data and where specified)

25. Subsequent events (continued)

27

Exhibit List

Exhibit 2A: Certificate of Constitution and Articles of Amendment

Exhibit 2B: Bylaws

Exhibit 3: Anti-Dilution Agreement

Exhibit 4. Subscription Agreement

Exhibit 8. Escrow Agreement

Exhibit 10: Power of Attorney

Exhibit 11: Accountant Consents

Signature Page

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of the Issuer as specified in its Charter): Starpax Biopharma Inc.

By:

s/ Michael Gareau

Chairman of the Board of Directors, President of Starpax Biopharma Inc.

(Date): April 29, 2024

Location Signed: Montréal, Québec, Canada

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

s/ Michael Gareau

President of Starpax Biopharma Inc.

(Date): April 29, 2024

Location Signed: Montréal, Québec, Canada

s/ Andréanne M.Cyr

Vice President Finances and Administration of Starpax Biopharma Inc.

(Date) April 29, 2024

Location Signed: Montréal, Québec, Canada